                                                File Pursuant to Rule 424(b)(1)
                                                Registration No. 333-66099



                                                      [LOGO] DIGITAL LAVA INC.


                               Digital Lava Inc.

                                1,200,000 Units

  This is an initial public offering of 1,200,000 units of Digital Lava Inc. Each unit consists of two shares of common stock and one redeemable common stock purchase warrant. The common stock and the warrants will be separately tradeable immediately following the completion of this offering.

  No public market currently exists for the units. We anticipate that the initial public offering price will be $15.10 per unit, which consists of $7.50 per share for each of the two shares of common stock and $.10 per warrant. The common stock and the warrants have been approved for listing on the American Stock Exchange under the symbols "DGV" and "DGV.WS," respectively. The units are not listed on the American Stock Exchange.

  The selling stockholders identified in this prospectus are offering an additional 880,436 shares of common stock.

  See "Risk Factors" beginning on page 7 to read about certain factors you should consider before buying the units.
                               ----------------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
                               ----------------

                                                           Per Unit    Total
                                                           -------- -----------
     Public offering price................................ $  15.10 $18,120,000
     Underwriting discounts and commissions............... $ 1.2623 $ 1,514,760
     Proceeds to Digital Lava............................. $13.8377 $16,605,240

  The underwriters may purchase up to an additional 180,000 units from Digital Lava at the initial public offering price less the underwriting discount. The underwriters are offering the units on a firm commitment basis.

                             DIRKS & COMPANY, INC.

               The date of this prospectus is February 17, 1999.

[Top of the Page: "VideoVisor . . . desktop video that works. A solution for distance learning, corporate training and communications applications."]

[Center: Picture of VideoVisor screen, including picture of speaker, a chart of the broadbrand methods of connecting FDDI networks and captions pointing to the individual components of the network.]

[Bottom of the Page: Awards received by Digital Lava for its products and a slogan, "Digital Lava . . . we're changing the way the world views video."]

                               TABLE OF CONTENTS

Prospectus Summary.........................................................   4
Risk Factors...............................................................   7
  Because we have a limited operating history, we may not achieve
   anticipated revenues....................................................   7
  We have sustained losses in the past and expect to sustain losses in the
   future..................................................................   7
  Our future profitability is uncertain....................................   7
  We may be unable to operate as a going concern because we have suffered
   recurring losses from operations and have a working capital deficiency..   7
  We are likely to be in default on certain promissory notes if this
   offering is not completed...............................................   7
  The representative lacks experience which may have a negative impact on
   liquidity and price.....................................................   8
  The loss of a major customer may harm our business.......................   8
  The market in which we compete is new and uncertain......................   8
  We are dependent on the continued employment of Sharfman and Stigler.....   8
  The representative may continue to have influence over us................   9
  The representative's warrants may affect our ability to raise additional
   capital.................................................................   9
  Our redemption of the warrants may force holders to make an investment
   decision before they are ready..........................................   9
  You cannot sell the shares underlying the warrants if we do not have an
   effective registration statement........................................   9
  We need two independent directors or we may be de-listed from Amex.......  10
Use of Proceeds............................................................  11
Dividend Policy............................................................  12
Capitalization.............................................................  13
Dilution...................................................................  14
Selected Financial Information.............................................  15
Management's Discussion and Analysis of Financial Condition and Results of
 Operations................................................................  16
Business...................................................................  22
Management.................................................................  33
Certain Transactions.......................................................  38
Principal Stockholders.....................................................  40
Selling Stockholders.......................................................  41
Description of Securities..................................................  43
Shares Eligible for Future Sale............................................  47
Underwriting...............................................................  49
Legal Matters..............................................................  51
Experts....................................................................  52
Additional Information.....................................................  52
Index to Financial Statements.............................................. F-1

                               PROSPECTUS SUMMARY

                               DIGITAL LAVA INC.

  Digital Lava is a provider of software products and services related to the use of video for corporate training, communications, research and other applications. Our vPrism(TM) software allows users to organize video content, link video to other types of files and publish video on compact discs or digital video discs, or "stream" the video information over intranets or the Internet. Our award-winning VideoVisor(TM) software allows users to manage, manipulate and integrate video with other information on their computers, much like word processors manipulate textual data.

  Streaming technology allows an Internet or intranet user to access information in a file before the file is completely downloaded. As a result, large files containing video and audio information can be heard or seen almost immediately, even with slower connections. We believe that the continuing emergence of the Internet as a mass communications medium and the advent of related new technologies such as streaming presents a significant new market opportunity for software applications that enhance the effectiveness and productivity of persons who rely on video information. We believe that our software technology provides a more compelling and productive user experience than broadcast television and videotape, allowing the Internet to effectively compete with these traditional video delivery methods.

  We were formed as a limited liability company in July 1995 and merged into a Delaware corporation in November 1996. Our address is 10850 Wilshire Boulevard, Suite 1260, Los Angeles, California 90024, and our telephone number is (310) 470-1149. Our Web site can be accessed at www.digitallava.com. Information contained on our Web site is not part of this prospectus.

                                  THE OFFERING

Securities Offered..........  1,200,000 units, each unit consisting of two shares of common stock and one redeemable common stock purchase warrant. The common stock and the warrants will be separately tradeable immediately following the completion of this offering.

Common Stock Outstanding
 Before the Offering........
                              1,996,092 shares; excludes outstanding options, the underwriters' over-allotment option and warrants.

Common Stock Outstanding
 After the Offering.........
                              4,396,092 shares; excludes outstanding options, the underwriters' over-allotment option and warrants.

Warrants Outstanding After
 the Offering...............
                              1,200,000 warrants.

Use of Proceeds.............  Product development, sales and marketing, repayment of indebtedness, facilities and other capital expenditures, expansion of internal operations and working capital and general corporate purposes.

Amex Symbols................  common stock "DGV"
                              warrants "DGV.WS"

                         SUMMARY FINANCIAL INFORMATION

  For information concerning the computation of net loss per share, see note 2 of notes to financial statements. Pro forma information gives effect to the following recapitalization:

 .  conversion of the Series A, B, B-1 and C convertible preferred stock;
 .  the recording of a dividend to the holders of the Series B and C convertible preferred stock due to a change in conversion ratios;
 .  the return and cancellation of shares of common stock and Series A preferred stock held by certain officers of Digital Lava;
 . the conversion of certain notes payable, accrued interest on the notes and warrants issued in connection with the notes into common stock and the recording of an extraordinary loss on the extinguishment of debt based upon the difference in the fair value of (1) the notes, accrued interest and warrants converted and (2) the common stock issued in exchange; and
 . the conversion of certain warrants exercisable for shares of common stock into common stock.

  The pro forma, as adjusted information also gives effect to:

 .  the sale of common stock and warrants offered at an initial public offering price of $7.50 per share of common stock and $.10 per warrant;
 . the repayment of outstanding notes payable in the aggregate principal amount of $3,353,500 and accrued interest and fees in the amount of $468,472 at September 30, 1998;
 . the proceeds from the issuance of $550,000 in principal amount of bridge notes and warrants issued in December 1998 and the repayment of the bridge notes from the proceeds of the offering; and
 . the recognition of the unamortized portion of the debt discount associated with the notes payable and bridge notes as an expense.

                                  Year Ended                Nine Months Ended
                           --------------------------  ---------------------------
                           December 31,  December 31,  September 30, September 30,
                               1996          1997          1997          1998
                           ------------  ------------  ------------- -------------
Statement of Operations
 Data:
Revenues.................  $       --    $   564,572    $   376,468   $ 1,147,632
Cost of revenues.........          --        122,976        101,620       244,339
                           -----------   -----------    -----------   -----------
Gross profit.............          --        441,596        274,848       903,293
                           -----------   -----------    -----------   -----------
Operating costs and
 expenses:
  Selling, general and
   administrative........    1,522,757     3,316,961      2,337,115     2,773,240
  Research and
   development...........      421,087       445,162        322,385       334,142
                           -----------   -----------    -----------   -----------
    Total operating costs
     and expenses........    1,943,844     3,762,123      2,659,500     3,107,382
                           -----------   -----------    -----------   -----------
Loss from operations.....   (1,943,844)   (3,320,527)    (2,384,652)   (2,204,089)
Interest expense.........      450,563       924,842        762,517     1,057,131
Net loss.................  $(2,384,657)  $(4,245,369)   $(3,147,169)  $(3,261,220)
                           ===========   ===========    ===========   ===========
Basic and diluted loss
 per share...............  $    (93.00)  $    (31.14)   $    (23.75)       (22.05)
                           ===========   ===========    ===========   ===========
Weighted average common
 shares used in basic and
 diluted loss per share..       25,641       136,353        132,492       147,933
                           ===========   ===========    ===========   ===========

                                                   September 30, 1998
                                            -----------------------------------
                                                                     Pro Forma
                                              Actual    Pro Forma   As Adjusted
                                            ----------  ----------  -----------
Balance Sheet Data:
Cash and cash equivalents.................. $   11,786  $   11,786  $11,251,382
Working capital (deficit).................. (6,117,681) (4,348,323)  10,316,202
Total assets...............................    603,366     603,366   11,530,324
Total liabilities..........................  6,629,003   4,859,645    1,122,079
Total stockholders' (deficit) equity....... (6,025,637) (4,256,279)  10,408,245

                                  RISK FACTORS

  Because we have a limited operating history, we may not achieve anticipated revenues. We were originally formed as a limited liability company in July 1995 and were merged into a corporation in November 1996. We did not recognize any revenue until 1997. Therefore, we have only a limited operating history upon which you may judge our performance and prospects. As a result of our limited operating history and the emerging nature of the markets in which we compete, we may not be able to achieve anticipated revenues.

  We sustained losses in the past and expect to sustain losses in the future. We have incurred significant losses since inception and we expect to continue to incur substantial operating losses for the foreseeable future. As of September 30, 1998, we had an accumulated deficit of $10,229,518.

  Our future profitability is uncertain. We expect that our sales and marketing, product development and administrative expenses will increase in the future and, as a result, will need to generate significant revenues to achieve profitability. Despite significant investments in sales and marketing and product development, we may not be able to sustain our growth in revenues, including revenues from software license fees, in the future. To become profitable, we must, among other things:

 .successfully develop and deliver new products and services;
 .respond quickly and effectively to competitive, market and technological developments;
 .expand sales and marketing operations;
 .broaden customer support capabilities; and
 .control expenses.

We may not be able to achieve profitability in the future.

  We may be unable to operate as a going concern because we have suffered recurring losses from operations and have a working capital deficiency. Our independent accountants have included an explanatory paragraph stating that our financial statements have been prepared assuming that we will continue as a going concern and that we have suffered recurring losses from operations and have a working capital deficiency which cause substantial doubt as to our ability to do so.

  We are likely to be in default on certain promissory notes if this offering is not completed. Of an aggregate principal amount of $5,319,500 of promissory notes which are currently outstanding, we will be repaying an aggregate principal amount of $3,903,500 of these notes from the net proceeds of this offering. An aggregate principal amount of $1,750,000 of notes matured on November 20, 1998. All of the holders of these notes have agreed to extend the maturity date of their notes until the earlier of February 19, 1999 or the consummation of this offering.

  As of January 1, 1999, we were in default on the repayment of an additional aggregate principal amount of $3,019,500 of promissory notes. Holders of an aggregate principal amount of $2,832,000 of these notes agreed to extend the maturity date of their notes until the earlier of February 19, 1999 or the consummation of this offering. Holders of an aggregate principal amount of $187,500 of these notes previously agreed to extend the maturity date of their notes to June 30, 1999; however, because the closing of this offering did not occur by December 31, 1998, the entire principal amount of their notes became due and payable. The holders have agreed to waive the default and in consideration we have agreed to pay the entire principal amount of their notes, and accrued interest, upon the consummation of this offering.

  If this offering is not completed by February 19, 1999, and we are unable to reach an agreement with each of the holders to extend the term of the notes which are now due on that date, then we will be in default on all of these notes and the holders may foreclose on our assets. In this event, it is unlikely that we will be able to complete this offering.

  The representative lacks experience which may have a negative impact on liquidity and price. Dirks & Company, Inc., the representative of the underwriters, has limited experience as a manager and as an underwriter of public offerings of securities. The representative's lack of experience may have a negative impact on the liquidity and price of our securities following the completion of this offering.

  The loss of a major customer may harm our business. In the past, we derived a majority of our revenues in each period from one or two customers. For the nine months ended September 30, 1998, two customers accounted for approximately 58.6% and 17.3%, respectively, of revenues. For the nine months ended September 30, 1997, a separate customer accounted for 64.8% of revenues. We do not have a contract with any of these customers. Although the volume of sales for our customers varies from year-to-year, the loss of a major customer could have a material adverse effect on our business.

  The market in which we compete is new and uncertain. The market for our video-based products and services is in the early stage of development and is evolving rapidly. The development of a market for our technology also depends on increased use of the Internet and intranets for information, publication, distribution and commerce relating to video and multimedia. Critical issues concerning use of the Internet and intranets, including security, reliability, cost, ease of use and quality of service, remain unresolved and may affect the growth of and the degree to which business is conducted over the Internet and intranets. As a result, demand and market acceptance for our technology is uncertain. We cannot assure you that the market for our technology will continue to emerge or become sustainable. If the market for our products and services fails to grow, develops more slowly than expected or becomes saturated with competing products or services, our business will be materially adversely affected.

  We are dependent on the continued employment of Sharfman and Stigler. As an emerging technology company, we are particularly dependent on the continued employment and performance of Joshua Sharfman, Chief Executive Officer, and Thomas Stigler, Vice President of Sales and Business Strategy, both of whom have been instrumental in the development and commercialization of our technology. Mr. Sharfman will be our President upon completion of this offering. We have entered into employment agreements with Messrs. Sharfman and Stigler which commence on the closing date of this offering and expire two years later. Messers. Sharfman and Stigler will each receive an annual base salary of $230,000, 40,000 stock options exercisable at the initial public offering price per share of common stock and a one-time cash bonus of $60,000. A state court may determine not to enforce, or only partially enforce, certain provisions of these agreements. We do not maintain any key man life insurance. The loss of the services any of our executive officers or key employees could have a material adverse effect on our business, financial condition and results of operations.

  The representative may continue to have influence over us. Following the completion of this offering, the representative may designate one person for election to our board of directors for five years from the effective date of the registration statement and refuse to allow us to sell or offer for sale any securities for six months from the date of this prospectus, except in connection with strategic transactions or mergers and acquisitions. Accordingly, the representative will continue to have influence over our operations following the completion of this offering. The representative's interests may not be consistent with those of our stockholders. The representative's designee on our board of directors could be in a position to cast a deciding vote on a matter of importance. Also, the representative could limit our ability to obtain financing at a time when we may think it desirable to do so.

  The representative's warrants may affect our ability to raise additional capital. Upon the consummation of the offering, we will sell to the representative and/or its designees, for nominal consideration, warrants to purchase up to 240,000 shares of common stock and/or 120,000 warrants. The holders of the representative's warrants will have, at nominal cost, the opportunity to profit from a rise in the market price of the common stock and/or warrants without assuming the risk of ownership, with a resulting dilution in the interest of other security holders. As long as the representative's warrants remain unexercised, our ability to obtain additional capital might be adversely affected. Moreover, the representative may exercise the representative's warrants at a time when we would, in all likelihood, be able to obtain any needed capital through a new offering of our securities on terms more favorable than those provided by the representative's warrants.

  Our redemption of the warrants may force holders to make an investment decision before they are ready. Commencing August 17, 2000, the warrants will be subject to redemption. If we decide to redeem the warrants, holders of the warrants will lose their rights to purchase shares of common stock issuable upon exercise of the warrants unless the warrants are exercised before they are redeemed. Upon receipt of a notice of redemption, holders may be forced to make an investment decision regarding their warrants before they are ready to do so.

  You cannot sell the shares underlying the warrants if we do not have an effective registration statement. The warrants are not exercisable unless, at the time of the exercise, we have a current prospectus covering the shares of common stock issuable upon exercise of the warrants, and the shares have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the exercising holder of the warrants. Although we have agreed to use our best efforts to keep a registration statement covering the shares of common stock issuable upon the exercise of the warrants effective for the term of the warrants, if we fail to do so for any reason, the warrants may be deprived of value.

  The common stock and warrants are detachable and separately transferable immediately following completion of this offering. Purchasers may buy warrants in the aftermarket or may move to jurisdictions in which the shares underlying the warrants are not so registered or qualified during the period that the warrants are exercisable. In that event, we would be unable to issue shares to those persons desiring to exercise their warrants, and holders of warrants would have no choice but to attempt to sell the warrants in a jurisdiction where a sale is permissible or allow them to expire unexercised.

  We need two independent directors or we may be de-listed from Amex. We currently have only one independent director on our board of directors. Following completion of this offering, we will be adding at least two additional independent directors to our board of directors. The American Stock Exchange requires us to have at least two independent directors within 90 days of the completion of this offering. If we do not have at least two independent directors by that date, our securities may be de-listed by Amex which could severely impair the liquidity of our securities.

  You should carefully consider the risk factors described above and other information in this prospectus before deciding to purchasing units. This prospectus contains forward-looking statements that involve risks and uncertainties. These statements can be identified by the use of words such as "may," "will," "expect," "anticipate," "estimate," "continue," or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other "forward-looking" information. When considering these statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

                                USE OF PROCEEDS

  The net proceeds to Digital Lava from the sale of the securities offered in this offering, after deduction of underwriting discounts and other estimated expenses relating to the offering, are estimated to be approximately $15,061,570, or $17,470,800 if the over-allotment option is exercised in full. Digital Lava intends to use the net proceeds as follows:

                                                                Net     Percent
                                                             Proceeds   of Total
                                                            ----------- --------
Product development expenses............................... $ 3,000,000   19.9%
Sales and marketing expenditures...........................   5,000,000   33.2
Facilities and other capital expenditures..................     400,000    2.7
Expansion of internal operations...........................     300,000    2.0
Repayment of certain indebtedness..........................   4,469,247   29.7
Working capital and general corporate purposes.............   1,892,323   12.5
                                                            -----------   ----
  Total.................................................... $15,061,570    100%
                                                            ===========   ====

  Product development expenses. Digital Lava intends to significantly increase its investment in product development activities associated with the development of new products and the enhancement of existing products, and also expects to make expenditures for the licensing of technology, the acquisition of additional software products and the hiring of software engineers and development management.

  Sales and marketing expenditures. Digital Lava intends to increase its sales and marketing efforts by increasing the size of its sales and marketing staff, increasing advertising and trade show related activities, expanding the level of technical support offered to its dealers and customers and opening sales offices in several locations.

  Facilities and other capital expenditures. Digital Lava intends to lease additional space for sales and administrative offices, and to invest in additional computers, networking systems, furniture, fixtures, leasehold improvements, and related equipment.

  Expansion of internal operations. Digital Lava intends to expand internal operations, including further improvement of its management information systems and the continued development of its Web site.

  Repayment of certain indebtedness. Digital Lava intends to repay:

  . an aggregate principal amount of $1,750,000 of promissory notes, originally issued from November 1997 through February 1998, bearing interest at 12% per annum, and a 10% success fee due when paid;
  . an aggregate principal amount of $953,500 of promissory notes, originally issued from April 1997 through July 1997, plus accrued interest on a portion of these notes;
  . an aggregate principal amount of $650,000 of promissory notes originally issued from March 1996 through March 1997, plus a success fee of $130,000; and
  . an aggregate principal amount of $550,000 of promissory notes issued on December 1, 1998, bearing interest at 12% per annum, including a $300,000 promissory note issued to Henry Stigler, father of James and Thomas Stigler.

The proceeds from all of these loans were used for research and development, sales and marketing and working capital and general corporate expenses, including rent, salaries and wages, consulting fees and other general corporate purposes. No officers, directors or other related parties will benefit from the proceeds allocated for payment of the notes.

  Working capital and general corporate purposes. Digital Lava intends to use approximately $250,000 of the net proceeds to pay consultants' fees and employee bonuses due upon completion of this offering. In addition, net proceeds will be used for payment of rent, accrued and on-going expenses, salaries and wages, consulting fees and other general corporate purposes.

  The table above represents Digital Lava's best estimate of the allocation of the net proceeds of the offering, based upon the current status of its operations, its current plans and current economic conditions. The amount and timing of expenditures will vary depending upon a number of factors, including progress of Digital Lava's operations, technical advances, terms of collaborative arrangements, and changes in competitive conditions. Digital Lava also expects, when the opportunity arises, to acquire or invest in complementary businesses, products or technologies. Digital Lava has no present understandings, commitments or agreements with respect to any material acquisition or investment. Digital Lava reserves the right to change the amount of the net proceeds that will be used for any purpose to the extent that management determines that a change is advisable. Accordingly, management will have broad discretion as to the application of the net proceeds of the offering. Stockholders may not agree with management's determination as to the use of proceeds and Digital Lava cannot predict that the proceeds will be invested to yield a favorable return.

  Digital Lava anticipates that the net proceeds from this offering and cash provided by operations will allow it to meet its cash requirements for at least 12 months following the date of this prospectus. On occasions in the past, Digital Lava has had to raise capital prior to when it had originally anticipated. Digital Lava has had some difficulty raising capital in the past and may not be able to obtain capital on a timely basis, on favorable terms, or at all. If Digital Lava is unable to obtain financing, or generate funds from operations sufficient to meet its needs, its business, financial condition and results of operations will be materially adversely affected.

  Pending application of the net proceeds of the offering, Digital Lava intends to invest the net proceeds in short-term, interest bearing securities, such as bank certificates of deposit, United States government obligations or money market instruments.

                                DIVIDEND POLICY

  Digital Lava has never declared or paid any cash dividends on its capital stock. Digital Lava presently intends to reinvest earnings to fund the development and expansion of its business and, therefore, does not anticipate paying cash dividends on its common stock in the foreseeable future. The declaration of dividends in the future will be at the discretion of the board of directors and will depend upon the earnings, capital requirements and financial position of Digital Lava, general economic conditions and other pertinent factors. As part of our recapitalization, we will record a dividend of $690,469 to holders of our Series B and C convertible preferred stock.

                                 CAPITALIZATION

  The following table sets forth the capitalization of Digital Lava as of September 30, 1998, (a) on an actual basis, (b) on a pro forma basis and (c) on a pro forma, as adjusted basis. The adjustments for the pro forma information and for the pro forma, as adjusted information are described in detail in the introductory narrative to the "Summary Financial Information."

  Shares of common stock outstanding does not include 250,000 shares of common stock reserved for issuance under Digital Lava's stock option plan, of which 139,622 shares will be subject to outstanding options upon completion of this offering, and 628,109 shares of common stock issuable upon exercise of outstanding warrants. This table should be read in conjunction with Digital Lava's financial statements and the notes to the financial statements appearing elsewhere in this prospectus.

                                                  September 30, 1998
                                          -------------------------------------
                                                                     Pro Forma
                                            Actual      Pro Forma   As Adjusted
                                          -----------  -----------  -----------
Notes payable, net of debt discount...... $ 4,632,749  $ 3,269,095          --
                                          ===========  ===========  ===========
Stockholders' deficit:
  Convertible preferred stock, $.0001 par
   value; Series A, B, B-1 and C;
   5,000,000 shares authorized; 98,349
   shares issued and outstanding, actual
   (liquidation preference of
   $1,626,965); none issued and
   outstanding pro forma and pro forma as
   adjusted..............................           9          --           --
  Common stock, $.0001 par value;
   35,000,000 shares authorized; 131,524
   issued and outstanding, actual;
   1,996,092 shares issued and
   outstanding, pro forma; 4,396,092
   issued and outstanding, pro forma as
   adjusted..............................          13          199          439
  Additional paid-in capital.............   4,203,859   10,227,303   25,379,520
  Accumulated deficit.................... (10,229,518) (14,483,781) (14,971,714)
                                          -----------  -----------  -----------
    Total stockholders' deficit and total
     capitalization...................... $(6,025,637) $(4,256,279) $10,408,245
                                          ===========  ===========  ===========

                                    DILUTION

  As of September 30, 1998, the pro forma net tangible book value (deficit) of Digital Lava was $(4,545,391), or approximately $(2.28) per share of common stock. Pro forma net tangible book value (deficit) per share represents the amount of total tangible assets less total liabilities divided by the number of shares of common stock issued and outstanding, after giving effect to the recapitalization, including:

 . the recording of an extraordinary loss on the extinguishment of debt based upon the difference in the fair value of (1) the notes, accrued interest and warrants converted and (2) the common stock issued in exchange; and
 . the recording of a dividend to the holders of the Series B and C convertible preferred stock due to the change in the conversion ratios.

  After giving effect to the adjustments for the pro forma, as adjusted information as described in detail in the introductory narrative to the "Summary Financial Information," the net tangible book value of Digital Lava at September 30, 1998 would have been $10,408,245, or approximately $2.37 per share of common stock. This represents an immediate increase in net tangible book value of $4.65 per share of common stock to existing stockholders and an immediate dilution in net tangible book value of $5.13 per share of common stock, or approximately 68.4%, to new investors. The following table illustrates this per share dilution:

Initial public offering price per share of common stock.........         $7.50
Pro forma net tangible book value (deficit) prior to the
 offering....................................................... $(2.28)
Increase per share attributable to the offering.................   4.65
                                                                 ------
Pro forma, as adjusted, net tangible book value per share after
 the offering...................................................          2.37
                                                                         -----
Dilution per share to new investors.............................         $5.13
                                                                         =====

  If the over-allotment option is exercised in full, the pro forma, as adjusted, net tangible book value after the offering would have been $12,817,481 or $2.69 per share of common stock, resulting in dilution to new investors of $4.97 per share of common stock.

  The following table summarizes, as of September 30, 1998, on a pro forma basis to reflect the same adjustments described above, the number of shares of common stock purchased from Digital Lava, the total consideration paid and the average price per share paid by (a) existing stockholders of common stock, and
(b) new stockholders in the offering, assuming the sale of the units offered in this offering. The calculations are based upon total consideration given by new investors and existing stockholders before any deduction of underwriting discounts and offering expenses payable by Digital Lava. The calculations regarding the existing stockholders give effect to the recapitalization described in detail in the introductory narrative to the "Summary Financial Information." The calculations regarding the new investors attribute no value to the warrants.

                                 Shares Purchased  Total Consideration  Average
                                 ----------------- -------------------   Price
                                  Number   Percent   Amount    Percent Per Share
                                 --------- ------- ----------- ------- ---------
Existing stockholders........... 1,996,092   45%   $ 2,729,499   13%     $1.37
New investors................... 2,400,000   55%    18,000,000   87%     $7.50
                                 ---------  ----   -----------  ----
    Total....................... 4,396,092  100%   $20,729,499  100%
                                 =========  ====   ===========  ====

                         SELECTED FINANCIAL INFORMATION

  The following table presents selected financial data for Digital Lava. The historical selected financial data as of December 31, 1997 and for the years ended December 31, 1996 and 1997 are derived from and should be read in conjunction with the audited financial statements of Digital Lava included elsewhere in the prospectus. The historical selected financial data of Digital Lava as of December 31, 1996 is derived from audited financial statements of Digital Lava not included in this prospectus. The historical selected financial data as of September 30, 1998 and for nine months ended September 30, 1997 and 1998 are derived from and should be read in conjunction with the unaudited financial statements of Digital Lava included elsewhere in the prospectus. In the opinion of management, the unaudited financial statements include all material adjustments, consisting of only normal, recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the period. Our independent accountants have included an explanatory paragraph stating that our financial statements have been prepared assuming that we will continue as a going concern and that we have suffered recurring losses from operations and have a working capital deficiency which cause substantial doubt about our ability to do so. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The data presented below should be read in conjunction with "Managements Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and accompanying notes appearing elsewhere in the prospectus.

  For information concerning the computation of net loss per share, see note 2 of notes to financial statements. The adjustments for the pro forma information are described in detail in the introductory narrative to the "Summary Financial Information."

                                     Year Ended                        Nine Months Ended
                         ----------------------------------- -------------------------------------
                         December 31, 1996 December 31, 1997 September 30, 1997 September 30, 1998
                         ----------------- ----------------- ------------------ ------------------
Statement of Operations
 Data:
Revenues:
  Software licenses.....    $       --        $   273,989       $   131,804        $   832,090
  Consulting and
   services                         --            290,583           244,664            315,542
                            -----------       -----------       -----------        -----------
    Total revenues......            --            564,572           376,468          1,147,632
                            -----------       -----------       -----------        -----------
Cost of revenues:
  Software licenses.....            --              1,968             1,059              7,708
  Consulting and
   services.............            --            121,008           100,561            236,631
                            -----------       -----------       -----------        -----------
    Total cost of
     revenues...........            --            122,976           101,620            244,339
                            -----------       -----------       -----------        -----------
Gross profit............            --            441,596           274,848            903,293
                            -----------       -----------       -----------        -----------
Operating costs and
 expenses:
  Selling, general and
   administrative.......      1,522,757         3,316,961         2,337,115          2,773,240
  Research and
   development..........        421,087           445,162           322,385            334,142
                            -----------       -----------       -----------        -----------
    Total operating
     costs and
     expenses...........      1,943,844         3,762,123         2,659,500          3,107,382
                            -----------       -----------       -----------        -----------
Loss from operations....     (1,943,844)       (3,320,527)       (2,384,652)        (2,204,089)
Interest expense........        450,563           924,842           762,517          1,057,131
Net loss................    $(2,384,657)      $(4,245,369)      $(3,147,169)       $(3,261,220)
                            ===========       ===========       ===========        ===========
Basic and diluted loss
 per share..............    $    (93.00)      $    (31.14)      $    (23.75)       $    (22.05)
                            ===========       ===========       ===========        ===========
Weighted average common
 shares used in basic
 and diluted loss per
 share..................         25,641           136,353           132,492            147,933
                            ===========       ===========       ===========        ===========
                                                                      September 30, 1998
                                                             -------------------------------------
                         December 31, 1996 December 31, 1997       Actual           Pro Forma
                         ----------------- ----------------- ------------------ ------------------
Balance Sheet Data:
Cash and cash
 equivalents............    $     5,185       $   173,262       $    11,786        $    11,786
Working capital
 (deficit)..............     (1,022,306)       (3,713,347)       (6,117,681)        (4,348,323)
Total assets............        100,598           525,678           603,366            603,366
Total liabilities.......      1,034,180         4,142,923         6,629,003          4,859,645
Total stockholders'
 debt...................       (933,582)       (3,617,245)       (6,025,637)        (4,256,279)

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

  The following discussion and analysis of the financial condition and results of operations of Digital Lava should be read in conjunction with Digital Lava's financial statements and the notes to the financial statements and the other financial information included elsewhere in this prospectus. In addition to historical information, this Management Discussion and Analysis of Financial Condition and Results of Operations and other parts of this prospectus contain forward-looking information that involve risks and uncertainties. Digital Lava's actual results could differ materially from those anticipated by forward-looking information as a result of certain factors, including but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

  Digital Lava Inc. originally operated as LAVA, L.L.C., a New Jersey limited liability company that was formed in July 1995. In November 1996, LAVA, L.L.C. merged into Digital Lava Inc., a Delaware corporation. As part of this transaction, the ownership interests in LAVA, L.L.C. were exchanged for shares of Series A, Series B, Series B-1 and Series C convertible preferred stock of Digital Lava Inc.

  Digital Lava invested significant resources in sales, marketing, development and other operating activities during the nine-month period ended September 30,1998. Digital Lava believes that its success depends largely on building superior technology and quality into its products, extending its technological lead on the competition and developing brand recognition early in a product's life cycle. Accordingly, Digital Lava expects to continue spending heavily on these activities in the near future. Despite these heavy investments in marketing and product development, the historical growth in software license fees may not be sustainable in the future. In light of Digital Lava's limited operating history and rapid improvements in technology and marketing of its products, Digital Lava believes that period-to-period comparisons of its revenues and operating results, including its gross profit and operating expenses as a percentage of total net revenues, are not necessarily meaningful and should not be relied upon as indications of future performance.

  Digital Lava has incurred significant net losses and negative cash flows from operations since inception, and as of September 30, 1998, had an accumulated deficit of $10,229,518. Digital Lava intends to continue to invest heavily in technology and infrastructure development, and marketing and promotion. As a result, Digital Lava believes that it will continue to incur operating losses and negative cash flows from operations for the foreseeable future and that the rate at which these losses will be incurred may increase from current levels. There can be no assurance that Digital Lava will be able to achieve or sustain revenue growth, profitability, or positive cash flow on either a quarterly or annual basis.

Results of Operations

Comparison of Nine Months Ended September 30, 1998 to Nine Months Ended September 30, 1997

 Revenues

  Revenues increased to $1,147,632 for the nine months ended September 30, 1998 from $376,468 for the nine months ended September 30, 1997. The increase of $771,164 or 204.8% was primarily due to an increase in sales of VideoVisor products to new customers. Software license revenues accounted for approximately 72.5% and 35.0% of revenues for the nine months ended September 30, 1998 and 1997, respectively. Consulting and services revenues accounted for approximately 27.5% and 65.0% of revenues for the nine months ended September 30, 1998 and 1997, respectively. Digital Lava's largest customer accounted for approximately 58.6% and 64.8% of revenues for the nine months ended September 30, 1998 and 1997, respectively. Digital Lava anticipates that software license revenue will continue to account for a larger share of revenues for the foreseeable future.

 Cost of Revenues

  Cost of revenues consist primarily of the cost of materials, freight and applicable labor incurred for the delivery of the product or service. Costs of revenues increased to $244,339, or 21.2% of revenues, for the nine months ended September 30, 1998 from $101,620, or 27.0% of revenues, for the nine months ended September 30, 1997. This increase was primarily due to the increase in subcontractor cost incurred in the first nine months of 1998. Digital Lava expects its cost of revenue to continue to increase in dollar amount while declining as a percentage of revenue as Digital Lava expands its customer base.

 Operating Costs and Expenses

  Selling, General and Administrative Expense. Selling, general and administrative expenses consist primarily of salaries, taxes and benefits and related costs for general corporate functions, including executive management, finance, accounting, facilities, legal, fees for professional services and depreciation and amortization. Selling, general and administrative increased to $2,773,240, or 241.6% of revenues, for the nine months ended September 30, 1998, from $2,337,115, or 620.8% of revenues, for the nine months ended September 30, 1997. The increase was primarily due to increases in public relations efforts, trade shows, additional personnel and professional fees required to build an infrastructure to support Digital Lava's products and anticipated growth. In addition, selling, general and administrative expenses for the nine months ended September 30, 1998 and September 30, 1997 included non-cash compensation expenses of $396,381 and $789,055, respectively, which represent the granting of stock options and warrants to non-employees in exchange for services rendered to Digital Lava. Digital Lava expects that it will incur additional selling, general and administrative expenses in absolute dollars as Digital Lava continues to hire personnel and incurs expense related to the further growth of the business and its operation as a public company.

  Research and Development Expenses. Research and development expenses consist primarily of expenditures related to technology and software development expenses. Research and development expenses increased to $334,142, or 29.1% of revenues, for the nine months ended September 30, 1998 from $322,385, or 85.6% of revenues, for the nine months ended September 30, 1997. The dollar increase was primarily due to the increased number of developers needed to accelerate the release of products in 1998 and to expand research efforts in the area of Web enabled applications. Research and development expenses decreased as a percentage of revenue because of the growth level in revenues relative to the growth in the cost structure for research and development. Digital Lava believes that significant investments in technology and content development are required to maintain a technological lead and remain competitive and, therefore, expects that its research and development expenses will continue to increase in absolute dollars for the foreseeable future; however, research and development expenses are presently anticipated to continue to decline as a percentage of revenues.

  Interest Expense. Interest expense includes interest income from Digital Lava's cash balances, interest expense related to Digital Lava's financing obligations and the amortization of debt discount. Interest expense increased to $1,057,131 for the nine months ended September 30, 1998 from $762,517 for the nine months ended September 30, 1997. The increase was primarily due to the amount of notes payable issued by Digital Lava in the nine month period ended September 30, 1998. Interest expense for the nine months ended September 30, 1998 and September 30, 1997 included amortization of debt discount and issuance costs related to warrants issued in connection with notes payable of $544,905 and $617,608, respectively.

  Net Loss. For the nine months ended September 30, 1998, Digital Lava's net loss totaled $3,261,220 as compared to $3,147,169 for the nine months ended September 30, 1997.

Comparison of Year Ended December 31, 1997 to Year Ended December 31, 1996.

 Revenues

  Revenues increased to $564,572 for the year ended December 31, 1997 from zero for the year ended December 31, 1996. The increase in revenues were primarily due to the realization of the impact of sales of vPrism and VideoVisor which were released in 1997, and associated services revenue. Software license revenues accounted for approximately 48.5% of revenues for the year ended December 31, 1997 while consulting and services revenues accounted for approximately 51.5% of revenues for the same period. Digital Lava's largest customer accounted for approximately 43.1% of revenues for the year ended December 31, 1997. Digital Lava anticipates that software license revenue will account for a larger share of revenues in the future.

 Cost of Revenues

  Costs of revenues for the year ended December 31, 1997 were $122,976, or 21.8% of revenues. There were no cost of sales for the year ended December 31, 1996. This increase was primarily due to the increase in material and labor cost incurred in delivering the products and services. Digital Lava expects its cost of revenue to continue to increase in dollar amount while declining as a percentage of revenue as Digital Lava expands its customer base.

 Operating Costs and Expenses

  Selling, General and Administrative Expense. Selling, general and administrative expenses were $3,316,961, or 587.5% of revenues, and $1,522,757 for the years ended December 31, 1997 and 1996, respectively. The increase was primarily due to increases in trade shows, additional personnel and legal and professional fees required to build an infrastructure to support Digital Lava's products and anticipated growth. In addition, selling, general and administrative expenses for the years ended December 31, 1997 and 1996 included non-cash compensation expenses of $866,589 and $261,996, respectively, which represent the granting of stock options and warrants to non-employees in exchange for services rendered to Digital Lava.

  Research and Development Expenses. Research and development expenses were $445,162, or 78.9% of revenues, and $421,087 for the years ended December 31, 1997 and 1996, respectively. The increase was primarily due to the increased number of developers and professional services needed to release vPrism and VideoVisor in 1997.

  Interest Expense. Interest expense increased to $924,842 for the year ended December 31, 1997 from $450,563 for the year ended December 31, 1996. The increase is due to the amount of notes payable issued by Digital Lava in 1997. Interest expense for the years ended December 31, 1997 and 1996 included amortization of debt discount and issuance costs related to warrants issued in connection with notes payable of $716,433 and $396,368, respectively.

  Net Loss. For the year ended December 31, 1997, Digital Lava's net loss totaled $4,245,369 as compared to $2,384,657 for the year ended December 31, 1996.

  Net Operating Loss Carryforwards. At December 31, 1997, Digital Lava had available net operating loss carryforwards of approximately $2,800,000 to offset future taxable income for federal and state tax purposes. The utilization of the loss carryforwards to reduce future income taxes will depend upon Digital Lava's ability to generate sufficient taxable income prior to the expiration of the net operating loss carryforwards. The federal and state carryforwards expire beginning in the years 2011 and 2005, respectively. However, the Internal Revenue Code of 1986 limits the maximum annual use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a corporation. As a result of this offering, a change in ownership is likely to occur which would substantially restrict Digital Lava's use of the net operating loss carryforwards for federal and state income tax purposes.

Liquidity and Capital Resources

  Since its inception, Digital Lava has financed its operations primarily through the private placement of its convertible preferred stock, common stock and convertible notes. As of September 30, 1998, Digital Lava had $11,786 in cash.

  Net cash used in operating activities increased to $2,195,803 for the year ended December 31, 1997 from $1,664,962 for the year ended December 31, 1996 resulting primarily from increasing net losses and decreased to $898,372 for the nine months ended September 30, 1998 from $1,583,410 for the nine months ended September 30, 1997 primarily due to increasing revenues.

  Cash flows used in investing activities decreased to $55,620 for the year ended December 31, 1997 from $105,519 for December 31, 1996 resulting primarily from the reduced investment in computers and related equipment and increased from $54,185 for the nine months ended September 30, 1997 to $313,104 for the nine months ended September 30, 1998 primarily due to costs incurred in connection with this offering.

  Net cash provided by financing activities increased to $2,419,500 for 1997 from $1,769,680 for 1996. The increase was due to the increase in the issuance of equity and notes payable. Net cash provided by financing activities decreased to $1,050,000 for the nine months ended September 30, 1998 from $1,719,500 for the nine months ended September 30, 1997. The decrease was due primarily to a reduction in proceeds from notes payable received in the nine months ended September 30, 1998.

  Digital Lava's capital requirements depend on numerous factors, including market acceptance of Digital Lava's products and services, the amount of resources Digital Lava devotes to investments in its products, the resources Digital Lava devotes to marketing and selling its services and its brand promotions and other factors. Digital Lava has experienced a substantial increase in its capital expenditures since its inception consistent with the growth in Digital Lava's operations and staffing, and anticipates that this will continue for the foreseeable future. Additionally, Digital Lava will continue to evaluate possible investments in businesses, products and technologies, and plans to expand its sales and marketing programs and conduct more aggressive brand promotions. Digital Lava currently anticipates that the net proceeds of the offering and available funds will be sufficient to meet its anticipated needs for working capital and capital expenditures for at least the next 12 months.

  Digital Lava intends to use approximately $250,000 of the net proceeds of this offering to pay consultants' fees and employee bonuses due upon completion of this offering. In addition, during the two-year period following the closing of this offering, Digital Lava is committed to pay approximately $1,100,000 in salaries and consulting fees under certain employment and consulting agreements.

  If the net proceeds of the offering, together with Digital Lava's internally generated cash flow, are not sufficient to satisfy its financing needs, Digital Lava will be required to seek additional funding through bank borrowings, additional public or private sales of its securities, including equity securities, or through other arrangements. Digital Lava currently has no credit facility or other committed sources of capital, however it intends to secure a credit facility after the completion of the offering. There can be no assurance that additional funds, if required, will be available to Digital Lava on favorable terms, if at all.

  Digital Lava recently raised $550,000 of capital through the issuance of promissory notes and warrants to help it meet its cash requirements until it receives the net proceeds from this offering. The notes will be paid at the closing of this offering. In connection with the issuance of the notes, Digital Lava issued warrants to purchase an aggregate of 275,000 shares of common stock at 130% of the initial public offering price per share.

  Digital Lava granted a security interest in all of its assets to investors participating in the bridge financing completed in February 1998 as collateral to secure Digital Lava's obligations to the investors under the $1,750,000 of promissory notes issued in connection with the bridge financing. In connection with the recapitalization, Digital Lava has also granted a security interest in all of its assets to holders of an aggregate principal amount of $187,500 of promissory notes who agreed to extend the term of their notes to June 30, 1999.

Recently Issued Accounting Standards

  Effective January 1, 1998, Digital Lava adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income, defined as all changes in equity from non-owner sources. Adoption of SFAS No. 130 did not have a material effect on Digital Lava's financial position or results of operations.

  Effective January 1, 1998, Digital Lava adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way public enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. Adoption of SFAS No. 131 did not have a material effect on Digital Lava's financial position or results of operations.

  Effective January 1, 1998, Digital Lava adopted American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, post-contract customer support, installation and training to be allocated to each element based on the relative fair values of the elements. The adoption of SOP 97-2 did not have an effect on Digital Lava's financial position or results of operations.

Year 2000 Risk

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As a result, software that records only the last two digits of the calendar year may not be able to distinguish whether "00" means 1900 or 2000. This may result in software failures or the creation of erroneous results. We believe that our products and internal systems are currently year 2000 compliant. We have confirmed our year 2000 compliance by obtaining representations by third party vendors of their products' year 2000 compliance, as well as specific testing of our products. We have not incurred significant costs to date complying with year 2000 requirements and we do not believe that we will incur significant costs for these purposes in the foreseeable future. However, should products or systems maintained by third parties or our products and systems fail to be year 2000 compliant, despite the representations of third parties and the testing of our products, we could incur significant expenses to remedy any problems and our business could be seriously damaged.

                                    BUSINESS

Overview

  Digital Lava is a provider of software products and services related to the use of video for corporate training, communications, research and other applications. Digital Lava's product line includes vPrism(TM) and VideoVisor(TM) software. vPrism allows users to organize and manage video, link video to other types of data and publish video, together with linked data, as VideoCapsule(TM) files on compact discs and digital video discs, or stream the video information over private intranets or the Internet. VideoVisor allows users to access VideoCapsule files and manage, manipulate and integrate video with other information on their desktop computers. Digital Lava's VideoVisor software won the "Best New Streaming Product" award at the Desktop Video Communications (DVC) 1998 Spring Conference in Santa Clara, California and a "Networked Multimedia People's Choice Award" at the 1998 DVC Fall Conference in Boston and a "NewMedia Invision 98 award" in a competition sponsored by NewMedia magazine.

  Streaming technology allows an Internet or intranet user to access information in a file before the file is completely downloaded. As a result, large files containing audio and video can be heard or seen almost immediately, even with slower connections. Digital Lava believes that this streaming technology presents a significant new market opportunity for software applications that enhance the effectiveness and productivity of professionals and consumers who rely on video information. Digital Lava also believes that as the Internet continues to evolve as a mass communications medium and as corporations, educational institutions and government agencies seek to eliminate the high cost and time requirements of travel through the increased use of video, more video content, including business, distance learning-- instruction where the student is removed from the instructor--and consumer programs, will be delivered over the Internet. RealNetworks, one of Digital Lava's strategic partners and a leader in the streaming media market, has already registered over 35 million users of its RealPlayer Internet software. Digital Lava believes that its software technology is essential to this evolution because it provides a more compelling and productive user experience than broadcast television and videotape, allowing the Internet to effectively compete with these traditional video delivery methods.

  Digital Lava's customers include large corporations and business enterprises, such as:

 .Shell Chemicals Company;
 .American General Life Insurance Company;
 .Ardent Software, Inc.;
 .ASI Entertainment, Inc.;
 .Bellcore;
 .Diedrich Coffee, Inc.; and
 .Rand Corporation.

  Our customers also include schools, universities and research institutions such as:

 .Northwestern University;
 .Los Angeles Unified School District;
 .The Smithsonian Institute; and
 .Educational Testing Service.

Industry Background

  Digital Lava believes the demand for its software applications in the corporate training, communications and distance learning markets will be fueled by trends and technologies that enable computer-based and Internet-based video training and communications to be used increasingly as substitutes for videotapes, instructor-led training, live meetings and other traditional forms of communications and training. These trends and technologies include:

 .the growth of multimedia-capable computers and sophisticated computer networks;
 . advances in personal computer processing power;
 . high speed communications capabilities;
 . the emergence of the Internet and corporate intranets for a wide variety of business applications; and
 . the continued growth of streaming media applications.

  Streaming technology enables the transmission and playback of continuous "streams" of multimedia content, such as audio and video, over a computer network. The introduction of streaming media technology from companies such as RealNetworks, Microsoft and Apple Computer are now providing software developers the opportunity to efficiently deliver significant media content and applications over the Internet and private intranets. On the Internet, many businesses and content providers now offer audio, video and other multimedia information. RealNetworks estimates that more than 145,000 hours per week of live audio and video content are broadcast over the Internet using its streaming technology, with a substantially greater amount of recorded media already stored and available on the Internet.

  Digital Lava believes that the use of streaming media by businesses and other users is growing. Lotus Development Corporation, makers of Lotus Notes, the market leader in collaborative software, recently announced its plan to integrate RealNetworks' RealPlayer with Lotus Notes client software, enabling 25 million Lotus Notes users worldwide to view and hear streaming media content at their desktops. Additionally, Netscape Communications Corporation recently announced that it plans to distribute RealNetworks' RealPlayer software as an integral part of its Netscape Communicator browser software, providing Netscape users with access to streaming media content without separately having to download the RealPlayer software.

  The overall market for business and training software is expected to grow over the next several years. According to International Data Corporation, a leading information technology consulting company, the worldwide business software applications market is expected to double over the next five years, with license revenues from business software applications growing from $50 billion in 1997 to over $100 billion in 2002.

  In the United States, corporations are making substantial investments to train their employees. Video, in the form of videotapes, is already widely used within corporations to record and distribute training and communications content. A 1997 U.S. corporate training study conducted by Training Magazine found that 74 percent of the respondents were using videotapes for training. The same survey also found that U.S. companies budgeted an estimated $58.6 billion for employer-provided training in 1997. Digital Lava believes that training on new information technologies within corporations is growing rapidly worldwide. According to a recent study published by International Data Corporation's Information Technologies, Training and Education Services research program, the information technologies' training and education market is expected to surpass $28.3 billion by 2002.

  Although there can be no assurance that the increased use of videotapes in training will result in sales of its products, Digital Lava believes that its technology can take advantage of the growing demand for business, video training, communications and distance learning applications. Digital Lava's software and services provide a rapid, flexible, and low-cost alternative to videotapes, instructor-led training, live meetings, and other traditional forms of communications and training.

Digital Lava's Solution

  Today, most computer video applications provide the user with a passive experience, similar to viewing a television program or videotape. Digital Lava's software provides a fast and easy way to transform video information into highly interactive multimedia programs, and to deliver them at a fraction of the cost of live meetings or of developing custom multimedia or computer-based-training programs. Digital Lava's software products, vPrism and VideoVisor, are designed to be easily integrated into a personal computer system.

  With Digital Lava's vPrism software, creators of videotape can rapidly develop and implement programs to transform the passive viewing experience into an interactive multimedia application that can be easily used by desktop computer users within a network. Any video, including corporate training videos and videos of classroom lectures, can be linked with digitally formatted files or programs, including Web pages, documents, images and transcripts. With VideoVisor software, users can view, navigate and manipulate video integrated with a variety of other types of related information such as text, graphics, animation and image. Digital Lava's software allows for easy integration of digital video and audio content with other types of information that are typically stored on the Internet, a corporate intranet, or locally on the user's computer or server.

  Digital Lava believes that the markets for its software and services will expand as related technologies, like streaming media and the Internet, continue to mature. Digital Lava's products and services can provide solutions for distance learning, training and communications in a variety of industries. For example, universities and local school districts can use published interactive video to deliver stored instructional content to students at their desks. Hospitals can publish and deploy medical video training to allow teams of doctors in different locations to diagnose and treat patients. Sales professionals can deliver video-enhanced presentations to prospective customers and train on new products. Manufacturing companies can achieve efficiencies by offering factory floor workers just-in-time video training. Other video applications include sales and reseller training for the introduction of new products, skills training, new employee orientation training, information technology and systems training, and both internal and external corporate communications.

Strategy

  Digital Lava's objective is to be the leading provider of software related to the use of video and other multimedia content over the Internet and intranets. To achieve this objective, Digital Lava's strategy includes the following key elements:

  Extend Technology Leadership. Having received three different product awards in 1998, Digital Lava intends to continue to maintain its reputation for quality and innovation by expanding the features and breadth of its publishing and desktop video software. Digital Lava believes that its software can be expanded to support additional features and functions, including the synchronized deployment of additional types of data and enhanced manipulation of digital video. As part of this strategy, Digital Lava has devoted and will continue to commit significant resources to the further development of its technology.

  Build Brand Recognition and Strengthen Sales and Marketing Efforts. Digital Lava believes that its technology leadership, market position and brand name are significant assets that can be used to maintain and increase market share and diversify revenue base. Digital Lava intends to capitalize on the growth in demand for its software by continuing to develop, market and support industry-leading products and services. Digital Lava believes that the introduction of new products and services will expand its user base and build greater brand recognition. Digital Lava also plans to strengthen its marketing, sales and customer support efforts as the size of its market opportunity and customer base increases. Digital Lava will continue to target large corporations and major universities and educational institutions as customers.

  Pursue Strategic Relationships. Digital Lava has independent software vendor, licensing, development, distribution and reseller relationships with a number of software industry leaders. Digital Lava intends to continue to establish strategic relationships with industry-leading hardware, software and content companies.

  Enhance and Expand Internal Operations. Digital Lava intends to invest substantially in operations and systems in anticipation of future growth. This effort includes:

 . improving its management information systems;
 . opening sales offices in multiple locations;
 . integrating sales activities;
 . investing in customer service;
 . expanding its public relations, advertising, and trade show activities; and . developing on-line training and support programs which will help support an outside network of resellers and distributors.

  Expand Internationally. Digital Lava intends to expand its international customer base over the next several years by opening international sales offices, hiring additional employees, developing international distribution and sales networks, enhancing its software products by adding localized versions and multi-language support and increasing its expenditures for marketing.

Products and Services

  Digital Lava's software products, VideoVisor and vPrism, can link and integrate video, other desktop applications and data on a personal computer. Digital Lava also provides various other services designed to promote widespread usage of its technology. Digital Lava spent $421,087 and $445,162 on research and development activities in 1996 and 1997, respectively.

  vPrism. vPrism is easy-to-use software that assists in compiling digital video and other information from diverse sources, organizes its content, creates links to other important data, and then rapidly publishes the information in a VideoCapsule file. VideoCapsules may be distributed on compact discs and digital video discs and streamed over intranets and the Internet using technology provided by RealNetworks, Silicon Graphics, InfoValue Computing, Starlight Networks, FVC.COM, and Microsoft. Digital Lava provides these tools for commercial video producers, electronic title companies, training companies, video content distributors, universities and large corporations. vPrism also provides a unique and powerful solution for researchers who use video to collect data. Primary researchers and market researchers, for example, use vPrism for video archiving, video event logging, analysis and coding.

  vPrism provides a video publisher with several key benefits. First, the system is easy-to-use and does not require proficiency in the use of a programming, scripting or authoring language. Second, vPrism allows a publisher to create powerful interactive video programs very rapidly. Depending on the length of video, a completely interactive, indexed and linked VideoCapsule program can be produced in a few hours. This is significantly faster than traditional computer-based editing tools. Third, as a result of the rapid publishing time, video-based content can be produced at a much lower cost than with traditional computer-based editing tools.

  Prior to December 1998, vPrism was commercially available only on the Apple Macintosh OS operating system. On December 28, 1998, Digital Lava announced the availability of a Microsoft Windows95 version of vPrism. vPrism is designed to manage hundreds of hours of digital video content and is available as a standalone system or in a workgroup configuration.

  VideoVisor. VideoVisor is a personal computer application that is designed to make users more productive when accessing video. VideoVisor, when used in conjunction with VideoCapsules, allows users to manage and manipulate video data, much like word processors manipulate textual data, and integrate video with other information on their desktop computers. Users may search and annotate video, re-arrange and organize video content, subtitle text and transcripts, access notes, and link to other files, Web sites, images and applications. VideoVisor is easy-to-use and aimed at users who require instant access to video and related information and the ability to manipulate and save that information on their desktop computer.

  VideoVisor provides users with several key benefits. First, the software results in increased user productivity, saving time and enhancing the quality of the end-user's experience. Second, VideoVisor provides corporations and large organizations with powerful, low-cost and effective software for deploying video communications, training, distance learning and other video applications. Third, VideoVisor is a powerful external communications tool that can be used for training, advertising, marketing, education and other "extranet" applications.

  VideoVisor is available for the Windows95 and Windows-NT platforms. VideoVisor supports standard digital video formats and VideoCapsule files published in a variety of formats, including MPEG-1, MPEG-2, MPEG-4, QuickTime, RealVideo, ASF (Netshow), AVI and MOV. VideoVisor conforms to Microsoft Office, Active-X and DirectShow standards. Digital Lava introduced a new version of the product, VideoVisor Professional, in November 1998. VideoVisor Professional replaces the previous version of VideoVisor and contains several new features. It is being sold at the same price, terms and conditions as the earlier version. Beginning in December 1998, Digital Lava began shipping VideoVisor Professional to all customers that ordered VideoVisor software. Digital Lava has recorded sales of approximately $40,000 for VideoVisor Professional through January 22, 1999.

  Consulting, Programming and Other Services. Digital Lava provides a range of consulting and programming services that principally relate to the creation and maintenance of video content and applications based on Digital Lava's technology. Digital Lava provides other general services to support its customers in the use of its software products.

Customer Service and Support

  Digital Lava currently provides free customer support, including defect correction, telephone and Web-based technical support, for companies and organizations that license its VideoVisor software. Digital Lava does intend to charge customers for significant version upgrades of its VideoVisor software. Customers that license vPrism currently receive 12 months of free post sales support. After one year, customers may elect to sign an extended maintenance contract.

  Digital Lava maintains a technical support hotline to answer inquiries and provides technical information on the Web site. Digital Lava's support staff also responds to e-mail inquiries. Digital Lava tracks support requests and product defects. Digital Lava uses customer feedback as a source of ideas for product improvements and enhancements.

Strategic Relationships

  Digital Lava has independent software vendor, licensing, development, distribution, and reseller relationships with a number of software industry leaders. Digital Lava is a NetShow independent software vendor. NetShow is Microsoft's proprietary software to view streaming media over the Internet and intranets. As a NetShow independent software vendor, Digital Lava has the opportunity to work with Microsoft to:

 . raise Digital Lava's visibility through Microsoft press releases and designation as a NetShow independent software vendor on Microsoft's NetShow Web site;
 . provide Digital Lava with technical assistance with regard to NetShow;
 . assist Digital Lava in its marketing efforts, including invitations to
  NetShow demonstrations at conferences and tradeshow exhibits; and . gain access to mailing lists of Microsoft registered product users.

  Digital Lava was selected to participate in the NetShow JumpStart CD demonstration disc. Digital Lava also licenses Microsoft's Internet Explorer Administration Kit under a royalty-free license and distribution agreement. This agreement permits Digital Lava to customize Microsoft's

Internet Explorer Web browser for integration with VideoVisor and distribute the integrated products to Digital Lava's end-users. The integrated products allow end-users to view "streamed" video content that is linked with other Web browser content on an intranet or the Internet.

  Digital Lava has entered into a consulting and development agreement with RealNetworks, Inc., under which RealNetworks has developed custom software to allow Digital Lava to integrate RealNetworks' RealPlayer software, used for viewing streaming media over the Internet and intranets, with VideoVisor. Under a licensing and distribution agreement with RealNetworks, Digital Lava is a RealMedia Architecture Partner and licenses RealNetworks' RealPlayer client software for integration with VideoVisor, distributes the integrated products to end-user clients, and is authorized to resell RealNetworks' server software products. Under this agreement, Digital Lava also has the opportunity to work with RealNetworks to:

 . raise the visibility of Digital Lava through press releases, promotional mailings and through RealNetworks' Web site; and . assist Digital Lava in its marketing efforts by including Digital Lava in
  RealNetworks user conferences and potentially at tradeshows and conference events.

  Digital Lava has a worldwide distribution agreement with FVC.COM, which was formally First Virtual Corporation, a leading manufacturer of high quality corporate and distance learning video solutions. Under this agreement, FVC.COM integrates VideoVisor with its video networking and access applications to create Virtual Classroom(TM), which allows students to access course content and complementary resources 24 hours a day. FVC.COM distributes its video networking products through partners such as Ascend Communications, Inc., American Nortel Communications, Inc., IBM Corporation, Ingram Micro, Inc. and Bay Networks, Inc.

  Digital Lava also offers video hosting services to corporate and other customers under a Web hosting service agreement with VStream, Inc. Under this agreement, Digital Lava edits and publishes video content in its proprietary or custom format, and, through VStream, "hosts" the customers' published video content so that it is available for streaming across the Internet using either RealNetworks or Microsoft NetShow video servers.

  Under an agreement with MicroVideo Learning Systems, Inc., Digital Lava converts MicroVideo's software video training courseware to Digital Lava's proprietary format and resells the published content to Digital Lava's customers. In addition, Digital Lava allows WingsNet, Inc. to publish its video course content into Digital Lava's proprietary format for resale to end-users.

Sales, Marketing and Distribution

  Sales. Digital Lava has focused and will continue to focus its sales and marketing efforts on the corporate training, communications and distance learning markets for the next several years. Once Digital Lava has firmly established itself in these markets, Digital Lava plans to expand into other business and consumer markets. Digital Lava markets its products and services through a direct sales force and through resellers. Digital Lava's direct sales force markets Digital Lava's products and services primarily to corporate customers worldwide. Digital Lava is in the process of significantly expanding its direct sales force in North America and plans to increase the number of direct sales representatives from one to seven by the end of the first quarter of 1999.

  Marketing. Digital Lava participates in trade shows, conferences and seminars, provides product information through Digital Lava's Web site, and promotes Digital Lava and its products to industry analysts and the media. Digital Lava's marketing programs are aimed at informing potential partners and prospects about the capabilities and benefits of Digital Lava's products and services, increasing brand name awareness, and stimulating demand across all market segments. Digital Lava has an agreement with Schwartz Communications, Inc., a leading high-tech public relations agency, to provide ongoing public relations and promotional services to gain access to major media and markets. Digital Lava currently has two employees in marketing and plans to increase its marketing staff to four employees following the offering.

  Distribution. Digital Lava has entered into various reseller relationships with systems integrators, video software resellers and training companies, including:

 .Roscor Corporation;
 .AE Business Solutions;
 .Producers Studio;
 .IRM Training Pty. Ltd.;
 .VCS Technologies, Inc.;
 .WingsNet, Inc.;
 .StorNet, Inc.; and
 .DocuVideo Productions.

  These companies resell Digital Lava's products and services to end-users and video publishers in the United States, Australia and New Zealand. Digital Lava also currently distributes its products domestically and internationally through its direct sales force based in the United States. Digital Lava may establish international subsidiaries that market and sell Digital Lava's products and services outside the United States in the future.

Competition

  The market for software and services for the Internet and intranets is relatively new, constantly evolving and intensely competitive. Digital Lava expects that competition will intensify in the future. Digital Lava's principal competitors include:

 .Eloquent, Inc.;
 .Veon, Inc.;
 .Vsoft, Inc.;
 .VStream, Inc.;
 .LiveNote, Inc.;
 .Adobe Systems, Inc.; and
 .Visionary Information Systems, Inc.

  Digital Lava also competes or may compete with computer-based training software companies including Macromedia, Inc., Asymetrix Corporation, and Allen Communications, Inc. Digital Lava also competes or may compete with more general purpose audio and video streaming software companies including:

 .Microsoft;
 .RealNetworks;

 .VDOnet Corporation;
 .Xing Technology Corporation;
 .Cubic VideoComm, Inc.;
 .Motorola, Inc.;
 .Vosaic LLC; and
 .Oracle Corporation.

  Digital Lava's vPrism and VideoVisor software also competes indirectly with delivery systems for multimedia content other than audio and video, such as Flash by Macromedia and Enliven by Narrative Communications Corp. Many of Digital Lava's competitors have longer operating histories, greater name recognition and significantly greater financial, technical and marketing resources than Digital Lava. As a result, these competitors may be able to develop products comparable or superior to Digital Lava's or adapt more quickly to new technologies or evolving customer requirements.

  Competitive factors in this market include:

 .the quality and reliability of software;
 .features for creating, editing and publishing video;
 .ease of use and interactive user features;
 .cost per user; and
 .compatibility with the user's existing network components and software systems.

  To expand its user base and further enhance the user experience, Digital Lava must continue to innovate and improve the performance of its software. Digital Lava is committed to the continued market penetration of its brand, products and services. Digital Lava may, as a strategic response to changes in the competitive environment, implement pricing, licensing, service or marketing changes designed to extend its current brand and technology franchise. For example, Digital Lava may elect to reduce the price for select versions of its software or even make select versions available for download free of charge. Continued price concessions or the emergence of other pricing or distribution strategies by competitors may have a material adverse effect on Digital Lava's business, financial condition and results of operations.

Intellectual Property

  Digital Lava's success depends in part on its ability to protect its proprietary software and other intellectual property. To protect its proprietary rights, Digital Lava relies generally on patent, copyright, trademark and trade secret laws, confidentiality agreements with employees and third parties, and license agreements with consultants, vendors and customers, although Digital Lava has not signed an agreement in every case. Despite these protections, a third party could copy or otherwise obtain and use Digital Lava's products or technology, or develop similar technology independently.

  Digital Lava currently has one patent pending in the U.S. relating to its product architecture and technology. The pending patent application may not be granted, or, if granted, may not provide any competitive advantage to Digital Lava. Many of Digital Lava's current and potential competitors dedicate substantially greater resources to protection and enforcement of intellectual property rights, especially patents. If a patent has issued or issues in the future which covers Digital Lava's products, Digital Lava would need to either obtain a license or design around the patent. Digital Lava may not be able to obtain a license on acceptable terms, if at all, nor design around the patent.

  Digital Lava attempts to avoid infringing known proprietary rights of third parties in its product development efforts. However, Digital Lava has not conducted and does not conduct comprehensive patent or trademark searches to determine whether it infringes patents or other proprietary rights held by third parties. In addition, it is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies.

  If Digital Lava discovered that its products violated third-party proprietary rights, there can be no assurance that it would be able to obtain licenses to continue offering its products without substantial reengineering or that reengineering would be successful, that a license would be available on commercially reasonable terms, if at all, or that litigation could be avoided or settled without substantial expense and damage awards. Any claims against Digital Lava relating to the infringement of third-party proprietary rights, even if not meritorious, could result in the expenditure of significant financial and managerial resources and in injunctions preventing Digital Lava from distributing certain products.

  To license many of its products, Digital Lava relies in part on "shrinkwrap" and "clickwrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. As with other software products, Digital Lava's products are susceptible to unauthorized copying and uses that may go undetected, and policing unauthorized use is difficult. In general, Digital Lava's efforts to protect its intellectual property rights may not be effective to prevent misappropriation of its technology, or to prevent the development and design by others of products or technologies similar to or competitive with those developed by Digital Lava. Digital Lava's failure or inability to protect its proprietary rights could materially adversely affect Digital Lava's business, financial condition and results of operations.

  Digital Lava also relies on certain technology that it licenses from third parties, including software that is integrated with internally developed software and used in Digital Lava's products, to perform key functions. In the future, third-party technology licenses may not be available to Digital Lava on commercially reasonable terms. The loss of any of these technologies could have a material adverse effect on Digital Lava's business, financial condition and results of operations.

Employees

  Digital Lava currently has 14 full-time employees and two part-time employees, including four in product development, three in customer service, four in sales and marketing and five in finance and administration. Both of the part-time employees will become consultants to Digital Lava following the completion of this offering. All employees except Roger Berman are based at Digital Lava's executive offices in Los Angeles, California.

  Digital Lava has entered into employment agreements with Joshua Sharfman, Chief Executive Officer, and Thomas Stigler, Vice President, Sales and Business Strategy, which commence on the closing date of this offering and expire two years later. Mr. Sharfman will become President of Digital Lava upon completion of this offering. Messers. Sharfman and Stigler will each receive an annual base salary of $230,000, 40,000 stock options exercisable at the initial public offering price per share and a one-time cash bonus of $60,000. Digital Lava intends to hire additional employees in product development, sales and marketing. None of Digital Lava's employees is subject to a collective bargaining agreement, and Digital Lava believes that its relations with its employees are good.

Facilities

  Digital Lava's executive offices are located in west Los Angeles, California in an office building in which Digital Lava leases an aggregate of 3,585 square feet at a current monthly rental of $6,811.50. The lease agreement is non-cancelable and terminates on June 2, 2000. Digital Lava has an option to extend the lease agreement for one additional 3 year term. During the next 12 months, Digital Lava plans to acquire additional space at its current location. If additional space is not available, however, Digital Lava will sublease its current space and lease new space at a new location. Digital Lava anticipates that it will require additional space within the next 12 months, and that suitable additional space will be available on commercially reasonable terms, although there can be no assurance in this regard. Digital Lava does not own any real estate.

Legal Proceedings

  Digital Lava is not currently subject to any material legal proceedings. Digital Lava may from time to time become a party to various legal proceedings arising in the ordinary course of its business.

                                   MANAGEMENT

Directors and Officers

  Set forth below are the directors and officers of Digital Lava:

Name                     Age Position
----                     --- --------
Dr. James W. Stigler.... 44  Chairman of the Board
Joshua D.J. Sharfman.... 41  Chief Executive Officer and Director
Thomas H. Stigler....... 42  Vice President, Sales and Business Strategy and Director
Roger Berman............ 44  Director
Gerald Porter........... 54  Director
Danny Gampe............. 44  Chief Financial Officer
Patricia Bodner......... 36  Vice President of Worldwide Marketing
Michael Goodell......... 42  Vice President of Consulting and Services

  Dr. James W. Stigler has served as Chairman of the Board for Digital Lava since its inception in July 1995. He is currently a part-time employee of Digital Lava. Dr. Stigler is a professor, author and researcher in the fields of education, psychology and video research. Since 1991, Dr. Stigler has served as a Professor at the University of California, Los Angeles. From 1983 to 1991, Dr. Stigler served as an Associate Professor at the University of Chicago. Dr. Stigler holds an A.B. degree from Brown University, a Masters degree from the University of Pennsylvania and a Ph.D. from the University of Michigan. Dr. Stigler is the brother of Thomas Stigler.

  Joshua D.J. Sharfman has served as Chief Executive Officer and a director of Digital Lava since May 1996. Upon completion of this offering, Mr. Sharfman will become President of Digital Lava. From 1994 to 1996, Mr. Sharfman served as Vice President of Research and Development at ParcPlace-Digitalk, Inc., a cross-platform object-oriented software firm. From 1993 to 1994, he operated his own software development consulting firm. From 1984 to 1993, Mr. Sharfman served as Executive Vice President of Research and Development at Dassault Systemes USA, a wholly owned subsidiary of Dassault Systemes SARL, and in a variety of marketing and development management functions at CADAM Inc., both of which are CAD/CAM software vendors. From 1981 to 1984, Mr. Sharfman served as Section Head of the Electro-Optical and Data Systems Group at Hughes Aircraft Company. Since 1980, Mr. Sharfman has also served as an Adjunct Professor of Engineering at the University of Southern California. Mr. Sharfman holds a B.S. degree from the University of California, Los Angeles and a M.S. degree from the University of Southern California.

  Thomas H. Stigler has served as Vice President, Sales and Business Strategy and a director of Digital Lava since November 1995. From January to November 1995, Mr. Stigler served as an Account Executive at Sybase, Inc, a database software company. From January 1993 to January 1995, Mr. Stigler served as District Manager of the Gulf Coast Region for Hitachi Data Systems Corp. From December 1980 to January 1993, Mr. Stigler held several sales and management positions at IBM Corporation including Account Executive and Marketing Manager. Mr. Stigler holds a B.S. degree in Radio, TV and Film from Northwestern University. Mr. Stigler is the brother of Dr. James Stigler.

  Roger Berman has served as a director of Digital Lava since its inception in July 1995. He is currently a part-time employee of Digital Lava. From July 1995 to December 1997, Mr. Berman was the President of Digital Lava. Prior to joining Digital Lava, Mr. Berman served as President of St. Eve International, Inc., an apparel company, from May 1992 to July 1995 and Sherne Lingerie, Inc. from January 1986 to December 1991. Mr. Berman holds a B.A degree from Hamilton College and an MBA from New York University.

  Gerald Porter has served as a director of Digital Lava since January 1996. Mr. Porter has been a consultant in the software services industry since 1995. From 1989 to 1995, Mr. Porter served as President of Systems and Computer Technology Corp., a software development company. Prior to 1989, Mr. Porter held several senior positions in the banking industry, including Senior Vice President at Bank of America and Chief Operating Officer at American Security Bank. Mr. Porter holds a B.A. degree from Edinboro University in Pennsylvania.

  Danny Gampe has served as Chief Financial Officer of Digital Lava since January 1998. From 1997 to January 1998, Mr. Gampe served as Vice President of Finance and Administration for eShare Technologies, an Internet software development firm. From 1992 to 1997, Mr. Gampe served as Chief Financial Officer of Robbins Research International, a seminar development company. From 1991 to 1992, Mr. Gampe served as Manager of Financial Planning & Analysis at Wahlco Environmental Systems, Inc. Mr. Gampe holds a B.A. degree from the University of California at Long Beach and an MBA from the University of Redlands. In addition, Mr. Gampe has been a Certified Management Accountant since 1993.

  Patricia Bodner has served as Vice President of Worldwide Marketing for Digital Lava since May 1997. From September 1995 to December 1996, Ms. Bodner served as Senior Vice President of Marketing for Inscape, a joint-venture between Warner Music Group, HBO and Nash New Media. From November 1994 to August 1995, Ms. Bodner served as Vice President of Marketing for BMG Video, a division of BMG Entertainment of North America. From November 1991 to November 1994, Ms. Bodner served as Vice President of Marketing at New Line Home Video, a division of Time Warner Inc. From September 1986 to November 1991, Ms. Bodner served as National Sales Promotion Manager at Warner Home Video, a division of Time Warner Inc. Ms. Bodner holds a B.A. degree from the University of Wisconsin-Madison.

  Michael Goodell has served as Vice President of Consulting and Services for Digital Lava since October 1997. From June 1979 to September 1997, Mr. Goodell held several positions at IBM Corporation, including Principal of Consulting, Manager of Industry Marketing, Marketing Manager and Senior Sales
Representative. Mr. Goodell holds a B.S. and a M.S. degree from Rice
University.

Directors' Compensation

  Digital Lava's directors who are not full-time employees of Digital Lava receive $1,000 for attendance at each meeting of the board of directors or any committee of the board and will be reimbursed for their out-of-pocket expenses in connection with their attendance. No directors' fees have been paid to date.

Committees of the Board

  Upon completion of this offering, the board of directors will have two standing committees: the Audit Committee and the Compensation Committee. The Audit Committee will review with Digital

Lava's independent public accountants the scope and adequacy of the audit to be performed by the independent public accountants, the accounting practices, procedures and policies of Digital Lava, and all related party transactions. The Compensation Committee will recommend to the board the compensation to be paid to officers and directors, administer Digital Lava's stock option plan and approve the grant of options under the stock option plan. Digital Lava currently has only one disinterested director on its board of directors. At least two disinterested directors will be added to the board of directors following the completion of this offering and both committees will be comprised of at least two disinterested directors.

Executive Compensation

  Summary Compensation. The following table sets forth the total compensation paid during 1998 to Digital Lava's Chief Executive Officer and the other executive officers whose 1998 compensation exceeded $100,000.

                                                              Long Term
                                  Annual Compensation    Compensation Awards
                                  -------------------- ------------------------
                                                       Securities
Name and                                               Underlying   All Other
Principal Position                Salary ($) Bonus ($) Options (#) Compensation
------------------                ---------- --------- ----------  ------------
Joshua Sharfman..................  $190,000      --        --           --
 Chief Executive Officer
Thomas Stigler...................   177,501      --        --           --
 Vice President, Sales/Business
 Strategy
Patricia Bodner..................   132,917      --        --           --
 Vice President, Worldwide
 Marketing
Michael Goodell..................   105,417      --        --           --
 Vice President,
 Consulting/Services

  Option Grants. No options were granted in 1998 to any of the officers named in the above table.

  Option Exercises and Option Values. The table sets forth certain information with respect to stock options held by the above-named officers on December 31, 1998. These officers did not exercise any options in 1998. The value of the options was based on the assumed initial offering price per share and the exercise price of the options at December 31, 1998. Upon completion of the offering, all of these options will vest and the exercise price will be reduced to the initial public offering price per share. Under their employment agreements, Mr. Sharfman and Mr. Stigler will each receive options to purchase 40,000 shares of common stock at the initial public offering price per share following the completion of this offering.

                                 Number of Shares
                                of Stock Underlying      Value of Unexercised
                                Unexercised Options      In-the-Money Options
                               at December 31, 1998    at December 31, 1998 ($)
                             ------------------------- -------------------------
Name                         Exercisable Unexercisable Exercisable Unexercisable
----                         ----------- ------------- ----------- -------------
Joshua Sharfman.............      --           --           --           --
Thomas Stigler..............      --           --           --           --
Patricia Bodner.............    3,830        3,830          --           --
Michael Goodell.............    8,207        8,207          --           --

Employment and Consulting Agreements

  Digital Lava has entered into employment agreements with Joshua Sharfman, Chief Executive Officer, and President, upon completion of this offering, and Thomas Stigler, Vice President of Sales and Business Strategy, which will commence on the closing date of the offering and expire on the second anniversary of the closing date. Under the terms of their employment agreements, Mr. Sharfman and Mr. Stigler will each receive an annual base salary of $230,000, 40,000 stock options exercisable at the initial public offering price per share, and a one-time cash bonus of $60,000. Mr. Sharfman and Mr. Stigler will be eligible to receive additional stock options, bonuses and a higher salary at the discretion of the board of directors.

  In addition, the agreements provide that if either Mr. Sharfman or Mr. Stigler is terminated without cause or required to perform a material portion of his services at a location more than 25 miles from Digital Lava's current location in Los Angeles, California, they will receive a severance payment equal to their annual salary. Mr. Sharfman will receive a severance payment equal to eight months' pay, or pay through the end of the term if less than eight months, if he elects to resign after the appointment of an executive officer senior in position or responsibility to him or designation of another person as the President or Chief Executive Officer of Digital Lava. Mr. Stigler will receive an identical severance payment if he elects to resign after the appointment of an executive officer in charge of sales and marketing or designation of another person as Vice President of Sales and Business Strategy of Digital Lava. A state court may determine not to enforce, or only partially enforce, certain provisions of these agreements.

  Digital Lava has entered into a consulting agreement with Roger Berman, currently a part-time employee and director. The agreement has a term of two years and begins on the closing date of this offering. Mr. Berman will receive $60,000 upon the closing of this offering and an annual fee of $60,000. At the closing of this offering, he will cease to be an employee of Digital Lava.

  Digital Lava has entered into a consulting agreement with James Stigler, currently a part-time employee and Chairman of the Board. The agreement has a term of two years and begins on the closing date of this offering. Dr. Stigler will receive $40,000 upon the closing of this offering and an annual fee of $24,000. At the closing of this offering, he will cease to be an employee of Digital Lava.

Indemnification of Directors and Officers and Related Matters

  The certificate of incorporation of Digital Lava provides that, to the fullest extent permitted by applicable law, Digital Lava will indemnify any person who was or is a party or is threatened to be made a party to an action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was director, officer, employee or agent of Digital Lava or serves or served any other enterprise at the request of Digital Lava.

  In addition, the certificate of incorporation provides that a director of Digital Lava shall not be personally liable to Digital Lava or its stockholders for monetary damages for breach of the director's fiduciary duty. However, the certificate does not eliminate or limit the liability of a director for any of the following reasons:

 . a breach of the director's duty of loyalty to Digital Lava or its stockholders;

 . acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;
 . a transaction from which the director derived an improper personal benefit;
  or
 . for unlawful payments of dividends or unlawful stock redemptions or repurchases.

  Digital Lava will purchase and maintain directors' and officers' insurance as soon as the board of directors determines practicable, in amounts which they consider appropriate, insuring the directors against any liability arising out of the director's status as a director of Digital Lava regardless of whether Digital Lava has the power to indemnify the director against the liability under applicable law.

  Digital Lava has been advised that it is the position of the Commission that insofar as provisions of the certificate of incorporation may be invoked to disclaim liability for damages arising under the Securities Act, these provisions are against public policy as expressed in the Securities Act and are, therefore, unenforceable.

1996 Incentive and Non-Qualified Stock Option Plan

  The board of directors has adopted Digital Lava's 1996 Incentive and Non-Qualified Stock Option Plan. The plan provides for the grant of incentive stock options to employees, including employee directors, and non-qualified stock options to employees, directors and consultants. A total of 250,000 shares of common stock have been reserved for issuance under the plan.

  Upon the completion of this offering, 139,622 options will be outstanding under the plan at a weighted average exercise price per share of $7.58, assuming an initial public offering price of $7.50 per share. All of the outstanding options will be fully vested and exercisable. The plan is administered by the board of directors and, following the completion of the offering, the Compensation Committee of the board. Options granted under the plan will vest as determined by the Compensation Committee, and may accelerate and become fully vested in the event of an acquisition of Digital Lava. The exercise of options granted under the plan will be as determined by the Compensation Committee, although the exercise price of incentive stock options must be at least equal to the fair market value of the common stock on the date of grant. The board of directors may amend or modify the plan at any time. The plan will terminate in 2006 unless terminated earlier by the board of directors.

                              CERTAIN TRANSACTIONS

  The law firm of Ehrenreich Eilenberg Krause & Zivian LLP has performed legal services for Digital Lava in connection with this offering and may perform legal services for Digital Lava following this offering. In 1996 and 1997, Digital Lava issued to Eilenberg & Zivian, an affiliate of Ehrenreich Eilenberg Krause & Zivian LLP, warrants to purchase an aggregate of 23,212 shares of common stock at an exercise price of $6.46. Eilenberg & Zivian is also the owner of 9,334 shares of common stock which it received from Digital Lava in exchange for services in 1995. Under an agreement dated as of December 1, 1997, E&Z Investments, an affiliate of Ehrenreich Eilenberg Krause & Zivian LLP, has currently exercisable options to purchase an aggregate of 16,420 shares of common stock at an exercise price of $.91 per share from Messrs. James Stigler and Berman. E&Z Investments also has currently exercisable options, assigned to it by Judson Cooper, to purchase an aggregate of 8,207 shares of common stock from Messrs. James Stigler, Thomas Stigler, Berman and Sharfman at an exercise price of $.91 per share.

  In January 1998, Digital Lava entered into a financial consulting agreement with Prism Ventures LLC under which Prism is to receive $300,000, payable on the earlier of the consummation of this offering or December 31, 1998 for financial and strategic advisory consulting services. In February 1999, Prism and Digital Lava agreed to terminate this agreement and that no compensation was due to Prism. In 1997, Prism received $100,000 from Digital Lava for consulting services. Judson Cooper is a member of Prism.

  Under an agreement dated as of January 31, 1997, Judson Cooper was granted currently exercisable options to purchase an aggregate of 159,522 shares of common stock from Messrs. James Stigler, Thomas Stigler, Berman and Sharfman at an exercise price of $0.91. Of these options, Mr. Cooper assigned options to purchase 8,207 shares to E&Z Investments.

  Digital Lava has entered into a consulting agreement with Roger Berman in which Mr. Berman has agreed to provide Digital Lava with certain financial, operational and strategic development services, including financing and credit strategies, cash management and human resources. The agreement has a term of two years and begins on the closing date of this offering. Mr. Berman will receive $60,000 upon the closing of this offering and an annual fee of $60,000. Mr. Berman is currently a part-time employee and a director of Digital Lava. At the closing of this offering, he will cease to be an employee of Digital Lava.

  Digital Lava has entered into a consulting agreement with James Stigler in which Dr. Stigler has agreed to provide certain consulting services to Digital Lava, including development, financial and strategic advisory services. The agreement has a term of two years and begins on the closing date of this offering. Dr. Stigler will receive $40,000 upon the closing of this offering and an annual fee of $24,000. Dr. Stigler is currently a part-time employee and Chairman of the Board of Digital Lava. At the closing of this offering, he will cease to be an employee of Digital Lava.

  Digital Lava issued a $20,000 promissory note to James Stigler in October 1998. The note bears interest at 12% per annum and is payable in October 1999.

  In December 1998, Digital Lava issued a $300,000 promissory note to Henry Stigler, father of James and Thomas Stigler. The note bears interest at 12% per annum and will be paid at the closing of this offering. Mr. Stigler also received warrants to purchase 150,000 shares of common stock at 130% of the initial public offering per share.

  Each of the transactions described above were ratified by Digital Lava's entire board of directors, a majority of whom did not have an interest in the transactions. Digital Lava believes that the terms of the transactions described above were no less favorable to Digital Lava than could have been obtained from unaffiliated third parties. Digital Lava has adopted a policy, effective following the consummation of this offering, that all future transactions between it and its officers, directors and affiliates must (1) be approved by a majority of those members of the board of directors that are not parties, directly or indirectly through affiliates, to the transaction and (2) be on terms no less favorable to Digital Lava than could be obtained from unrelated third parties.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the common stock, as of December 31, 1998 by (1) each person known by Digital Lava to be the beneficial owner of more than 5% of the outstanding shares of common stock, (2) each director and executive officer of Digital Lava and (3) all executive officers and directors of Digital Lava as a group.

  Beneficial ownership has been determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage ownership for each listed person includes the shares of common stock underlying options or warrants held by the person and exercisable within 60 days of December 31, 1998 but excludes shares of common stock underlying options or warrants held by any other person.

  "Shares of Common Stock Beneficially Owned" includes "Shares Subject to Options Held by Others" and "Shares Issuable Upon Exercise of Options." Unless otherwise indicated, the address of each beneficial owner is 10850 Wilshire Boulevard, Suite 1260, Los Angeles, CA 90024.

                                        Percentage of
                                        Common Stock
                                        Beneficially
                          Shares of         Owned                         Shares
                         Common Stock ----------------- Shares Subject   Issuable
Name and Address of      Beneficially  Before   After     to Options   Upon Exercise
Beneficial Owner            Owned     Offering Offering Held by Others  of Options
-------------------      ------------ -------- -------- -------------- -------------
Dr. James W. Stigler....   299,105      15.0%     6.8%      68,030            --
Thomas H. Stigler.......   239,403      11.8%     5.4%      39,880         40,000
Roger Berman............   199,403      10.0%     4.5%      48,091            --
Judson Cooper...........   151,315       7.6%     3.4%     108,919        151,315
 181 Harbor Drive,
  Stamford, CT 06902
Joshua D.J. Sharfman....   139,702       6.9%     3.1%      19,941         40,000
Gerald Porter...........    83,330       4.2%     1.9%         --           3,330
Kenneth Mendoza.........    99,702       5.0%     2.3%         --             --
Michael Goodell.........    16,414         *        *          --          16,414
Patricia Bodner.........     7,660         *        *          --           7,660
Danny Gampe.............     5,472         *        *          --           5,472
All executive officers
 and directors as a
 group (8 persons)......   990,489      47.0%    22.0%      75,942         12,876

--------
*less than 1%

                              SELLING STOCKHOLDERS

  The registration statement, of which this prospectus forms a part, also relates to the registration by Digital Lava, for the account of the selling stockholders, of an aggregate of 880,436 shares of common stock. The shares are not being underwritten by the representative in connection with this offering. The selling stockholders have agreed with Digital Lava and the representative not to directly or indirectly offer, sell, transfer or otherwise encumber or dispose of any of their common stock for a period of nine months after the date of this prospectus, with the exception of two selling stockholders owning an aggregate of 30,000 shares of common stock who have agreed not to sell an aggregate of 20,000 of their shares for a period of three months and the remainder of their shares for a period of six months after the date of this prospectus.

  The sale of the shares by the selling stockholders may be effected from time to time in transactions, which may include block transactions by or for the account of the selling stockholders, in the over-the-counter market or in negotiated transactions, or through the writing of options on the shares, a combination of these methods of sale, or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

  The selling stockholders may effect these transactions by selling their shares directly to purchasers, through broker-dealers acting as agents for the selling stockholders, or to broker-dealers who may purchase shares as principals and thereafter sell the shares from time to time in the over-the-counter market, in negotiated transactions, or otherwise. Broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchaser for whom the broker-dealers may act as agents or to whom they may sell as principals or both, which compensation as to a particular broker-dealer may be in excess of customary commissions.

  The selling stockholders and broker-dealers, if any, acting in connection with sales, might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit upon the resale of the securities might be deemed to be underwriting discounts and commissions under the Securities Act.

  Sales of any shares of common stock by the selling stockholders may depress the price of the common stock in any market that may develop for the common stock.

  The following table sets forth certain information known to Digital Lava regarding beneficial ownership of Digital Lava's common stock by each of the selling stockholders as of December 31, 1998 and as adjusted to reflect the sale of shares offered in this prospectus. With the exception of Shahrokh Sedaghat who has been a consultant to Digital Lava since October 1998, none of the selling stockholders has had any position with, held any office of, or had any other material relationship with Digital Lava.

                         Shares Beneficially                  Shares Beneficially
Name of Beneficial         Owned Prior to    Number of Shares     Owned After
Owner(1)                      Offering        Being Offered       Offering(2)
------------------       ------------------- ---------------- -------------------
Richard Stone...........       161,250           161,250                0
Navida, Inc.............       127,500           127,500                0
Dolphin Waves, Inc......        60,000            60,000                0

                          Shares Beneficially                  Shares Beneficially
Name of Beneficial          Owned Prior to    Number of Shares     Owned After
Owner(1)                       Offering        Being Offered       Offering(2)
------------------        ------------------- ---------------- -------------------
Shahrokh Sedaghat.......        47,875(3)          45,000             2,875
Shapour and Parvindokht
 Sedaghat...............        45,000             45,000                 0
Theodore Friedman.......        33,750             33,750                 0
Eli Jacobsen............        30,000             30,000                 0
David Stone.............        30,000             30,000                 0
Glen Sutton III.........        30,000             30,000                 0
Norman Veitzer..........        30,000             30,000                 0
Harold Wrobel...........        30,000             30,000                 0
Broadway Partners.......        22,500             22,500                 0
Christine Walley........        22,500             22,500                 0
Sheila Sconiers.........        19,500             19,500                 0
Stephanie Rubin.........         7,500(4)           7,500                 0
John Hancock Global.....        16,667             16,667                 0
Technology Fund Joseph
 Habert.................        15,000             15,000                 0
Georgia Schley..........        15,000             15,000                 0
Arthur Steinberg IRA....        15,000             15,000                 0
R. Steinberg Pension
 Trust..................        15,000             15,000                 0
Grace Terry.............        15,000             15,000                 0
Walter Terry............        15,000             15,000                 0
Eric Appell.............        10,975(5)           8,100             2,875
Ester Dusi..............         7,500              7,500                 0
John Glorieux...........         7,500              7,500                 0
Jerry Heymann...........         7,500              7,500                 0
Andreas Iseli...........         7,500              7,500                 0
Mitchell Steinberg......         7,500              7,500                 0
Stephan Williams........         7,500              7,500                 0
Lawrence Manus..........         5,000              5,000                 0
John Musinsky...........         3,750              3,750                 0
Michael Zylberman.......         3,750              3,750                 0
Frank Loccisano.........         3,334              3,334                 0
Christopher Creamer.....         3,000              3,000                 0
Chana Sasha Foundation..         1,667              1,667                 0
R. Merrill Hunter.......         1,667              1,667                 0
Marc Roberts............         1,667              1,667                 0
Robert Steinberg........         1,500              1,500                 0
Keith Alliotts..........           417                417                 0
Ryan Schinman...........           417                417                 0

--------
(1) Digital Lava believes the persons named in the table above, based upon information furnished by these persons, have sole voting and investment power with respect to the number of shares beneficially owned by them.
(2) Assumes that all shares of common stock being registered will be sold.
(3) Includes 2,875 shares issuable upon the exercise of currently exercisable warrants.
(4) The Whitestone Group, an entity controlled by Mrs. Rubin's husband, previously owned warrants to purchase 10,943 shares of common stock. The Whitestone Group and the Company agreed to the cancellation of these warrants in February 1999. Ms. Rubin disclaims any beneficial ownership of any stock owned by the Whitestone Group.
(5) Includes 2,875 shares issuable upon the exercise of currently exercisable warrants.

                           DESCRIPTION OF SECURITIES

  The authorized capital stock of Digital Lava consists of 35,000,000 shares of common stock, $.0001 par value and 5,000,000 shares of preferred stock, $.0001 par value. Upon completion of the offering, there will be 4,396,092 shares of common stock issued and outstanding, no shares of preferred stock outstanding and 1,200,000 warrants issued and outstanding.

Recapitalization

  Prior to the sale of securities in this offering, Digital Lava will amend its certificate of incorporation to effect a 1 for 9.139 reverse stock split and complete a recapitalization of its authorized, issued and outstanding capital stock and debt. Prior to the reverse split and the recapitalization, Digital Lava will have outstanding: 1,201,960 shares of common stock; 809,565 shares of Series A preferred stock; 50,740 shares of Series B preferred stock; 8,500 shares of Series B-1 preferred stock; and 30,000 shares of Series C preferred stock. All of the preferred stock automatically converts to common stock upon an initial public offering of the common stock. In addition, prior to the recapitalization, Digital Lava will have outstanding an aggregate principal amount of $5,319,500 of promissory notes. An aggregate principal amount of $1,750,000 of promissory notes matured on November 20, 1998. All of the holders of these notes have agreed to extend the maturity date of their notes until the earlier of February 19, 1999 or the consummation of this offering.

  As of January 1, 1999, we were in default on the repayment of an additional aggregate principal amount of 3,019,500 of promissory notes. In connection with the recapitalization:

 . holders of an aggregate principal amount of $1,532,000 of these notes agreed to extend the term of their notes to the earlier of the closing date of this offering or February 19, 1999 and convert one-half of the outstanding principal of their notes, the accrued interest on the notes and the warrants received in connection with the issuance of the notes into an aggregate of 456,600 shares of common stock; the remaining one-half of the principal amount of the notes will be paid at the closing of this offering;
 . holders of an aggregate principal amount of $187,500 of these notes agreed to extend the term of their notes to June 30, 1999; however, because the closing of this offering did not occur by December 31, 1998, the entire principal amount of their notes became due and payable; the holders have agreed to waive the default and in consideration Digital Lava has agreed to pay the entire principal amount of their notes, and accrued interest, at the closing of this offering;
 . holders of an aggregate principal amount of $1,300,000 of these notes agreed to extend the term of their notes to the earlier of the closing date of this offering or February 19, 1999 and convert one-half of the outstanding principal of their notes, the accrued interest on the notes and the warrants received in connection with the issuance of the notes into an aggregate of 390,000 shares of common stock; the remaining one-half of the principal amount of the notes, and a success fee, will be paid at the closing of this offering;
 . 11,030 shares of common stock and an aggregate of 8,824 shares of Series A preferred stock held by certain officers and directors and an employee of Digital Lava will be canceled;
 . holders of outstanding warrants to acquire 107,689 shares of common stock agreed to convert their warrants into 30,836 shares of common stock;

 . holders of an aggregate of 3,000 shares of Series B-1 preferred stock agreed to exchange their shares for an aggregate of 3,600 shares of Series B preferred stock; and
 . Digital Lava will amend its certificate of incorporation to increase the conversion ratios of the Series B and C preferred stock from 10:1 to 20.3099:1 and 19.3702:1, respectively. As a result of the change in conversion ratios, Digital Lava will record a dividend of $690,469 to the holders of the Series B and C preferred stock.

  All information set forth below gives effect to the certificate of incorporation to be filed prior to the sale of securities in this offering.

Common Stock

  Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of Digital Lava, the holders of common stock are entitled to receive ratably the net assets of Digital Lava available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by Digital Lava in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which Digital Lava may designate and issue in the future.

Preferred Stock

  Upon the closing of this offering, the board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the right, preferences, privileges and restrictions of the preferred stock, including:

 . dividend rights;
 . dividend rates;
 . conversion rights;
 . voting rights, which may be greater or lessor than the voting rights of the common stock;
 . rights and terms of redemption;
 . liquidation preferences;
 . sinking fund terms; and
 . the number of shares constituting any series or the designation of a series without any further vote or action by the stockholders.

  The issuance of shares of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that these holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of Digital Lava. Digital Lava has no present plans to issue any additional shares of preferred stock.

Outstanding Warrants

  Prior to the sale of securities in this offering, warrants to purchase an aggregate of 628,109 shares of common stock at a weighted average exercise price of $8.896 per share will be outstanding. Of these warrants, warrants to purchase 333,109 will be exercisable.

Registration Rights

  Holders of warrants to purchase an aggregate of 614,978 of common stock have certain registration rights with regard to the resale of the shares issuable upon exercise of their warrants. Additionally, holders of options to purchase an aggregate of 175,936 shares of common stock from certain of Digital Lava's founders have certain registration rights with regard to the resale of the shares underlying their options. Following the completion of this offering, these holders could require Digital Lava to register for resale the shares issuable upon exercise of the warrants and the shares underlying the options and the shares would then be freely tradeable, subject to the lock-up agreements the holders have entered into with Digital Lava and the representative.

Description of Warrants

  Exercise Price and Terms. Each warrant entitles the registered holder to purchase, at any time commencing February 17, 2000 until February 17, 2004, one share of common stock at a price equal to $9.00 per share. Commencing August 17, 2000, the warrants will be subject to redemption by Digital Lava, in whole but not in part, at $.10 per warrant on 30 days' prior written notice. The warrants may only be redeemed if the average closing sale price of the common stock as reported on the American Stock Exchange equals or exceeds $40.17 for any 20 trading days within a period of 30 consecutive trading days ending on the fifth trading day prior to the date of notice of redemption.

  The holder of any warrant may exercise their warrant by surrendering the certificate representing the warrant to the warrant agent, with the subscription form properly completed and executed, together with payment of the exercise price. No fractional shares will be issued upon the exercise of the warrants. The exercise price of the warrants bears no relationship to any objective criteria of value and should in no event be regarded as an indication of any future market price of the securities offered in this offering.

  Adjustments. The exercise price of the warrants and the number of shares of common stock issuable upon the exercise of the warrants are subject to adjustment in certain events, including stock dividends, stock splits, combinations or reclassifications of the common stock.

  Transfer, Exchange and Exercise. The warrants are in registered form and may be presented to the warrant agent for transfer, exchange or exercise at any time on or prior to their expiration date sixty (60) months after the date of this prospectus, at which time the warrants will become wholly void and of no value. The warrants may not be exercised until February 17, 2000. If a market for the warrants develops, the holder may sell the warrants instead of exercising them. There can be no assurance, however, that a market for the warrants will develop or, if developed, will continue.

  Modification of Warrants. Digital Lava and the warrant agent may make modifications to the warrants as they deem necessary and desirable that do not adversely affect the interests of the warrantholders.

Certain Charter and By-Law Provisions

  Certain provisions of Digital Lava's certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Digital Lava. These provisions could limit the price certain investors might be willing to pay in the future for shares of Digital Lava's common stock. Certain of these provisions allow Digital Lava to issue preferred stock without stockholder approval and provide that special meetings of stockholders of Digital Lava may be called only by the President of Digital Lava, the board of directors or holders of not less than a majority of the votes entitled to be cast at the special meeting. These provisions may make it more difficult for stockholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of Digital Lava.

Transfer Agent And Registrar

  The transfer agent and registrar for the common stock and the warrant agent for the warrants is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for Digital Lava's common stock. Future sales of substantial amounts of common stock in the public market or the availability of shares for sale, could adversely affect the prevailing market price and the ability of Digital Lava to raise equity capital in the future.

  Upon completion of this offering, Digital Lava will have 4,396,092 shares of common stock outstanding, assuming no exercise of outstanding options and warrants or the underwriters' over-allotment option. After the offering, 3,280,436 of the 4,396,092 shares of common stock will be freely tradeable without restriction under the Securities Act, except for any shares purchased by an "affiliate" of Digital Lava, as that term is defined under the rules and regulations of the Securities Act, which will be subject to the resale limitations of Rule 144 under the Securities Act.

  The remaining 1,115,656 shares of common stock were issued by Digital Lava in private transactions in reliance upon one or more exemptions contained in the Securities Act, will be deemed "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act and may be publicly sold only if registered under the Securities Act or sold under exemptions from the Securities Act. Because all of these restricted shares will have been held for more than one year as of the date of this prospectus, all of the shares will be eligible for public sale beginning 90 days after the effective date of this prospectus in accordance with the requirements of Rule 144, subject to the lock-up agreements described below.

  In general, under Rule 144(e), as currently in effect, a stockholder, or stockholders whose shares are aggregated, including an affiliate, who has beneficially owned for at least one year shares of common stock that are treated as "restricted securities," would be entitled to sell publicly, within any three-month period, up to the greater of 1% of the then outstanding shares of common stock, 43,538 shares immediately after the completion of this offering, or the average weekly reported trading volume in the common stock during the four calendar weeks preceding the date on which notice of sale is given, provided certain requirements are satisfied. In addition, affiliates of Digital Lava must comply with additional requirements of Rule 144 in order to sell shares of common stock, including shares acquired by affiliates in this offering. Under Rule 144, a stockholder deemed not to have been an affiliate of Digital Lava at any time during the 90 days preceding a sale by him, and who has beneficially owned for at least two years shares of common stock that are treated as "restricted securities," would be entitled to sell those shares without regard to the Rule 144 requirements.

  Holders of warrants to purchase an aggregate of 614,978 shares of common stock have certain registration rights with regard to the resale of the shares issuable upon exercise of their warrants. Additionally, holders of options to purchase an aggregate of 175,936 shares of common stock from certain of Digital Lava's founders have certain registration rights with regard to the resale of the shares underlying their options. Following the completion of this offering, these holders could require Digital Lava to register for resale the shares issuable upon exercise of the warrants and the shares underlying the options and the shares would then be freely tradeable, subject to the lock-up agreements described below.

  Except as noted below, each of Digital Lava's officers and directors, all other holders of shares of common stock, and all holders of options and warrants to acquire shares of common stock have agreed not to, directly or indirectly, offer, sell, transfer, pledge, assign, hypothecate or otherwise encumber or dispose of any of Digital Lava's securities, whether or not presently owned, for a period of 12 months after the date of this prospectus without the prior written consent of Digital Lava and the representative. The holder of an option to purchase 151,315 shares of common stock from certain officers and directors has entered into a similar agreement with Digital Lava and the representative for a three month period with respect to 100,877 of these shares and for a six month period with respect to the remainder of these shares. The selling stockholders, with the exception of two selling stockholders owning an aggregate of 30,000 shares of common stock who have agreed not to sell an aggregate of 20,000 of their shares for a period of three months and the remainder of their shares for a period of six months after the date of this prospectus, have entered into nine month lock-up agreements with Digital Lava and the representative. The holders of warrants to purchase 275,000 shares of common stock issued in connection with our December 1998 bridge financing have entered into six month lock-up agreements.

                                  UNDERWRITING

  The underwriters named below, for whom Dirks & Company, Inc. is acting as representative, have severally agreed, subject to the terms and conditions contained in the underwriting agreement to purchase from Digital Lava, and Digital Lava has agreed to sell to the underwriters the respective number of units opposite their names.

                                                                       Number of
     Underwriters                                                        Units
     ------------                                                      ---------
     Dirks & Company, Inc. ...........................................   650,000
     Kashner Davidson Securities Corp. ...............................   200,000
     Network One Financial Securities Inc. ...........................   150,000
     Smith Moore & Co. ...............................................   100,000
     EBI Securities Inc. .............................................   100,000
                                                                       ---------
       Total.......................................................... 1,200,000
                                                                       =========

  Digital Lava has agreed to sell the units to the underwriters on a "firm commitment" basis. Termination may only be based on events that result in a material impairment of the agreement to offer the securities for sale.

  Digital Lava has been advised by the representative that it initially proposes to offer the units at the public offering price set forth on the cover page of this prospectus. The representative may allow certain dealers who are members of the National Association of Securities Dealers, Inc. concessions not in excess of $0.665 per unit, of which amount a sum not in excess of $0.282 per unit may in turn be reallowed by these dealers to other dealers. After the initial distribution of the units, the public offering price, concessions and reallowances may be changed. The representative has informed Digital Lava that it does not expect sales to discretionary accounts by the underwriters to exceed five percent of the units offered by Digital Lava.

  Digital Lava has granted to the underwriters an option, exercisable within 45 days of the date of this prospectus, to purchase from Digital Lava at the offering price, less underwriting discounts and the non-accountable expense allowance, all or part of an additional 180,000 units on the same terms and conditions of the offering for the sole purpose of covering over-allotments, if any.

  Digital Lava has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. Digital Lava has agreed to pay to the representative a non-accountable expense allowance equal to three percent of the gross proceeds derived from the units underwritten, $50,000 of which has been paid to date.

  If at any time commencing 180 days after the date of this prospectus, the closing sale or bid price of the common stock is greater than 150% of the initial public offering price of the common stock for a period of five (5) consecutive trading days, the representative will, upon request, release any securities subject to a lock-up agreement described in "Shares Eligible For Future Sale." An appropriate legend shall be marked on the face of certificates representing all the securities. In addition, Digital Lava has agreed not to sell or offer for sale any of its securities for a period of six (6) months from the date of this prospectus without the consent of the representative, except in connection with strategic transactions or mergers and acquisitions for which no consent is required.

  In connection with the offering, Digital Lava has agreed to issue and sell to the representative and/or its designees, at the closing of the proposed underwriting, for nominal consideration, five year representative's warrants to purchase 240,000 shares of common stock and/or 120,000 redeemable common stock purchase warrants. The representative's warrants are exercisable at any time during a period of four years commencing at the beginning of the second year after their issuance and sale at a price of $12.375 per share of common stock and $0.165 per redeemable common stock purchase warrant. The shares of common stock, warrants and shares of common stock underlying the warrants issuable upon exercise of the representative's warrants are identical to those offered to the public. The representative's warrants contain anti-dilution provisions providing for adjustment of the number of securities issuable upon the exercise of the warrants under certain circumstances. The representative's warrants grant to the holders and to the holders of the underlying common stock and warrants certain rights of registration of the common stock and warrants underlying the representative's warrants.

  Digital Lava has also agreed to provide for a finder's fee to the representative if Digital Lava completes a merger, acquisition, joint venture or any other capital business transaction in which the representative introduces Digital Lava to the other party or parties, for a period of five years following the effective date of the registration statement. The finder's fee is equal to 5% of the first $3,000,000 of consideration involved in a transaction, 4% of the next $3,000,000 of consideration, 3% of the next $2,000,000 of consideration, 2% of the next $2,000,000 of consideration and 1% of the excess, if any, over $10,000,000 of consideration.

  Digital Lava has agreed that for five (5) years from the effective date of the registration statement, the representative may designate one person for election to Digital Lava's board of directors. In the event that the representative elects not to exercise its designation right, then it may designate one person to attend all meetings of Digital Lava's board of directors for a period of three years. Digital Lava has agreed to reimburse the representative's designee for all out-of-pocket expenses incurred in connection with the designee's attendance at meetings of the board of directors.

  In connection with this offering, certain underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market prices of the common stock and warrants. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, under which persons may bid for or purchase the common stock and/or warrants for the purpose of stabilizing their respective market prices.

  The underwriters also may create a short position for the account of the underwriters by selling more units in connection with the offering than they are committed to purchase from Digital Lava, and in this case may purchase common stock and warrants in the open market following completion of the offering to cover all or a portion of a short position. The underwriters may also cover all or a portion of a short position by exercising the over-allotment option referred to above. In addition, the representative may impose "penalty bids" under contractual arrangements with the underwriters and may reclaim from an underwriter, or dealer participating in the offering, for the account of other underwriters, the selling concession with respect to the common stock and warrants that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph and the preceding paragraph may result in the maintenance of the prices of the common stock and warrants at a level above that which might otherwise prevail in the open market. None of the transactions described in either paragraph is required, and, if they are undertaken, they may be discontinued at any time.

  Prior to this offering, there has been no public market for the units. Accordingly, the initial public offering price of the units and the terms of the redeemable common stock purchase warrants were determined by negotiation between Digital Lava and the representative. Among the factors considered in determining the prices and terms, in addition to the prevailing market conditions, were the history of and the prospects for the industry in which Digital Lava competes, an assessment of Digital Lava's management, the prospects of Digital Lava, its capital structure and other factors that were deemed relevant. The offering price does not necessarily bear any relationship to the assets, results of operations or net worth of Digital Lava.

  The expenses of the offering, other than underwriting discounts and commissions, are set forth below:

SEC Registration Fee................................................ $   12,435
American Stock Exchange Listing Fee................................. $   32,500
NASD Filing Fee..................................................... $    4,768
Accounting Fees and Expenses*....................................... $  300,000
Printing and Engraving*............................................. $  100,000
Legal Fees and Expenses*............................................ $  500,000
Blue Sky Fees and Expenses*......................................... $   20,000
Transfer Agent and Registrar Fees*.................................. $    5,000
Miscellaneous Expenses*............................................. $   25,297
                                                                     ----------
  Total............................................................. $1,000,000
                                                                     ==========

--------
*  Estimated.

  Digital Lava will pay all expenses of the offering, including the expenses of registering the selling stockholders' shares.

  Dirks & Company, Inc., the representative of the underwriters, commenced operations in July 1997. Dirks & Company has co-managed only two public offerings of securities and participated as an underwriter in only three public offerings of securities. Accordingly, the representative has limited experience as a co-manager or underwriter of public offerings of securities. In addition, the representative is a relatively small firm and no assurance can be given that the representative will be able to participate as a market maker in the common stock or warrants. No assurance can be given that any broker-dealer will be a market maker in either of the common stock or the warrants.

                                 LEGAL MATTERS

  The validity of the securities being offered by this prospectus will be passed upon for Digital Lava by Ehrenreich Eilenberg Krause & Zivian LLP , New York, New York. This firm beneficially owns of 57,273 shares of common stock. Orrick, Herrington & Sutcliffe LLP, New York, New York, has acted as counsel to the underwriters in connection with this offering.

                                    EXPERTS

  The financial statements of Digital Lava Inc. as of December 31, 1997 and for the years ended December 31, 1997 and 1996 included in this prospectus have been so included in reliance on the report, which contains an explanatory paragraph relating to Digital Lava's ability to continue as a going concern as described in note 2 to the financial statements, of PricewaterhouseCoopers LLP, independent accountants, given on the authority of this firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

  Digital Lava has filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act with respect to the securities offered in this offering. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement, as permitted by the rules and regulations of the Commission. For further information with respect to Digital Lava and the securities offered in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document that has been filed as an exhibit to the registration statement are qualified in their entirety by reference to the exhibits for a complete statement of their terms and conditions. The registration statement and other information may be read and copied at the Commission's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. Digital Lava's Web site can be accessed at www.digitallava.com.

  Upon effectiveness of the registration statement, Digital Lava will be subject to the reporting and other requirements of the Exchange Act and intends to furnish its shareholders annual reports containing financial statements audited by its independent auditors and to make available quarterly reports containing unaudited financial statements for each of the first three quarters of each year.

                               DIGITAL LAVA INC.

                         Index to Financial Statements

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2
Balance Sheet.............................................................. F-3
Statement of Operations.................................................... F-4
Statement of Stockholders' Deficit......................................... F-5
Statement of Cash Flows.................................................... F-6
Notes to Financial Statements.............................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Digital Lava Inc.

In our opinion, the accompanying balance sheet and related statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Digital Lava Inc. at December 31, 1997, and the results of its operations and its cash flows for the years ended December 31, 1996 and 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations, has deficits in working capital and stockholders' equity, and expects to incur future losses. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP
New York, New York
July 31, 1998 except
 as to Note 12 which is as of
 January 12, 1999

                               DIGITAL LAVA INC.

                                 BALANCE SHEET

                                                                        Pro Forma
                                                                      September 30,
                                         December 31,  September 30,      1998
                                             1997          1998         (Note 13)
                                         ------------  -------------  -------------
                                                               (Unaudited)
                 ASSETS
 Current Assets:
   Cash and cash equivalents...........  $   173,262   $     11,786   $     11,786
   Accounts receivable.................      167,112        183,952        183,952
   Other current assets................       89,202         26,472         26,472
   Deferred offering costs.............          --         289,112        289,112
                                         -----------   ------------   ------------
     Total current assets..............      429,576        511,322        511,322
   Fixed assets, net...................       94,137         75,075         75,075
   Other assets........................        1,965         16,969         16,969
                                         -----------   ------------   ------------
                                         $   525,678   $    603,366   $    603,366
                                         ===========   ============   ============

 LIABILITIES AND STOCKHOLDERS' DEFICIT
 Current liabilities:
   Accounts payable....................  $   391,245   $    424,496   $    424,496
   Accrued interest....................      239,439        874,176        468,472
   Accrued expenses....................       60,151        511,328        511,328
   Notes payable, net of debt
    discount...........................    3,452,088      4,632,749      3,269,095
   Deferred revenue....................           --        186,254        186,254
                                         -----------   ------------   ------------
     Total current liabilities.........    4,142,923      6,629,003      4,859,645
                                         -----------   ------------   ------------
 Commitments and contingencies (Notes
  11 and 12)
 Stockholders' deficit:
   Convertible preferred stock--Series
    A, B, B-1 and C, $.0001 par value;
    5,000,000 shares authorized; 98,349
    shares issued and outstanding at
    December 31, 1997 and September 30,
    1998, respectively; none issued and
    outstanding pro forma (liquidation
    preference of $1,626,965)..........            9              9            --
   Common stock, $0.0001 par value;
    35,000,000 shares authorized;
    131,524 shares issued and
    outstanding at December 31, 1997
    and September 30, 1998,
    respectively; 1,996,092 issued and
    outstanding pro forma..............           13             13            199
   Additional paid-in capital..........    3,351,031      4,203,859     10,227,303
   Accumulated deficit.................   (6,968,298)   (10,229,518)   (14,483,781)
                                         -----------   ------------   ------------
     Total stockholders' deficit.......   (3,617,245)    (6,025,637)    (4,256,279)
                                         -----------   ------------   ------------
                                         $   525,678   $    603,366   $    603,366
                                         ===========   ============   ============

   The accompanying notes are an integral part of these financial statements.

                               DIGITAL LAVA INC.

                            STATEMENT OF OPERATIONS

                                                         Nine Months Ended
                            Year Ended December 31,        September 30,
                            ------------------------  ------------------------
                               1996         1997         1997         1998
                            -----------  -----------  -----------  -----------
                                                            (Unaudited)
Revenues:
  Software licenses........ $       --   $   273,989  $   131,804  $   832,090
  Consulting and services..         --       290,583      244,664      315,542
                            -----------  -----------  -----------  -----------
    Total revenues.........         --       564,572      376,468    1,147,632
                            -----------  -----------  -----------  -----------
Cost of revenues:
  Cost of software
   licenses................         --         1,968        1,059        7,708
  Cost of consulting and
   services................         --       121,008      100,561      236,631
                            -----------  -----------  -----------  -----------
    Total cost of
     revenues..............         --       122,976      101,620      244,339
                            -----------  -----------  -----------  -----------
    Gross profit...........         --       441,596      274,848      903,293
                            -----------  -----------  -----------  -----------
Operating costs and
 expenses:
  Selling, general and
   administrative..........   1,522,757    3,316,961    2,337,115    2,773,240
  Research and
   development.............     421,087      445,162      322,385      334,142
                            -----------  -----------  -----------  -----------
    Total operating costs
     and expenses..........   1,943,844    3,762,123    2,659,500    3,107,382
                            -----------  -----------  -----------  -----------
    Loss from operations...  (1,943,844)  (3,320,527)  (2,384,652)  (2,204,089)
                            -----------  -----------  -----------  -----------
Other income and expenses:
  Interest expense.........    (450,563)    (924,842)    (762,517)  (1,057,131)
  Other income.............       9,750          --           --           --
                            -----------  -----------  -----------  -----------
    Total other income and
     expenses..............    (440,813)    (924,842)    (762,517)  (1,057,131)
                            -----------  -----------  -----------  -----------
    Net loss............... $(2,384,657) $(4,245,369) $(3,147,169) $(3,261,220)
                            ===========  ===========  ===========  ===========
Basic and diluted loss per
 share (Note 2)............ $    (93.00) $    (31.14) $    (23.75) $    (22.05)
                            ===========  ===========  ===========  ===========
Weighed average common
 shares used in basic and
 diluted loss per share
 (Note 2)..................      25,641      136,353      132,492      147,933
                            ===========  ===========  ===========  ===========


   The accompanying notes are an integral part of these financial statements.

                               DIGITAL LAVA INC.

                      STATEMENT OF STOCKHOLDERS' DEFICIT

                     Series A      Series B     Series B-1     Series C
                    Convertible   Convertible   Convertible   Convertible
                     Preferred     Preferred     Preferred     Preferred
                       Stock         Stock         Stock         Stock      Common Stock  Additional
                   ------------- ------------- ------------- ------------- --------------  Paid-In    Accumulated
                   Shares Amount Shares Amount Shares Amount Shares Amount Shares  Amount  Capital      Deficit        Total
                   ------ ------ ------ ------ ------ ------ ------ ------ ------- ------ ----------  ------------  -----------
Balance, December
31, 1995.........  88,584  $ 9   1,772   $--    602    $--     --   $ --       --   $--   $  216,991  $   (338,272) $  (121,272)
 Issuance of
 convertible
 preferred stock
 for cash........     --   --    2,471    --    328     --   2,462    --       --    --      469,680           --       469,680
 Issuance of
 convertible
 preferred stock
 warrants in
 conjunction with
 notes payable...     --   --      --     --    --      --     --     --       --    --      803,170           --       803,170
 Issuance of
 convertible
 preferred stock
 warrants for
 services........     --   --      --     --    --      --     --     --       --    --       50,800           --        50,800
 Modification of
 outstanding
 convertible
 preferred stock
 warrants........     --   --      --     --    --      --     --     --       --    --       35,000           --        35,000
 Issuance of
 convertible
 preferred stock
 for services....     --   --      383    --    --      --     821    --       --    --      110,000           --       110,000
 Issuance of
 convertible
 preferred stock
 in exchange for
 elimination of
 anti-dilution
 rights..........     --   --      926    --    --      --     --     --       --    --            1           --             1
 Issuance of
 common stock
 warrants in
 conjunction with
 notes payable...     --   --      --     --    --      --     --     --       --    --        2,500           --         2,500
 Issuance of
 common stock for
 services........     --   --      --     --    --      --     --     --   110,732    11     101,185           --       101,196
 Net loss........     --   --      --     --    --      --     --     --       --    --          --     (2,384,657)  (2,384,657)
                   ------  ---   -----   ----   ---    ----  -----  -----  -------  ----  ----------  ------------  -----------
Balance, December
31, 1996.........  88,584    9   5,552    --    930     --   3,283    --   110,732    11   1,789,327    (2,722,929)    (933,582)
 Issuance of
 common stock
 warrants in
 conjunction with
 notes payable...     --   --      --     --    --      --     --     --       --    --      501,319           --       501,319
 Issuance of
 common stock
 warrants for
 services........     --   --      --     --    --      --     --     --       --    --        5,100           --         5,100
 Modification of
 outstanding
 convertible
 preferred stock
 warrants........     --   --      --     --    --      --     --     --       --    --      153,535           --       153,535
 Modification of
 outstanding
 common stock
 warrants........     --   --      --     --    --      --     --     --       --    --       59,663           --        59,663
 Issuance of
 common stock for
 services........     --   --      --     --    --      --     --     --     4,378   --       10,000           --        10,000
 Options issued
 by management
 and principal
 stockholders for
 services
 performed by
 consultants.....     --   --      --     --    --      --     --     --       --    --      832,089           --       832,089
 Issuance of
 common stock for
 elimination of
 anti-dilution
 rights..........     --   --      --     --    --      --     --     --    16,414     2          (2)          --           --
 Net loss........     --   --      --     --    --      --     --     --       --    --          --     (4,245,369)  (4,245,369)
                   ------  ---   -----   ----   ---    ----  -----  -----  -------  ----  ----------  ------------  -----------
Balance, December
31, 1997.........  88,584    9   5,552    --    930     --   3,283    --   131,524    13   3,351,031    (6,968,298)  (3,617,245)
 Unaudited:
 Modification of
 outstanding
 convertible
 preferred stock
 warrants........     --   --      --     --    --      --     --     --       --    --       30,978           --        30,978
 Modification of
 outstanding
 common stock
 warrants........     --   --      --     --    --      --     --     --       --    --       10,050           --        10,050
 Issuance of
 common stock
 warrants for
 services........     --   --      --     --    --      --     --     --       --    --       49,981           --        49,981
 Issuance of
 common stock
 warrants in
 conjunction with
 notes payable...     --   --      --     --    --      --     --     --       --    --      415,419           --       415,419
 Modification of
 options issued
 by management
 and principal
 stockholders for
 services
 performed by
 consultants.....     --   --      --     --    --      --     --     --       --    --      346,400           --       346,400
 Net loss                  --      --     --    --      --     --     --       --    --          --     (3,261,220)  (3,261,220)
                   ------  ---   -----   ----   ---    ----  -----  -----  -------  ----  ----------  ------------  -----------
Balance,
September 30,
1998
(unaudited)......  88,584  $ 9   5,552   $--    930    $ --  3,283  $ --   131,524  $ 13  $4,203,859  $(10,229,518) $(6,025,637)
                   ======  ===   =====   ====   ===    ====  =====  =====  =======  ====  ==========  ============  ===========

  The accompanying notes are an integral part of these financial statements.

                               DIGITAL LAVA INC.

                            STATEMENT OF CASH FLOWS

                                                            Nine Months
                            Year Ended December 31,     Ended September 30,
                            ------------------------  ------------------------
                               1996         1997         1997         1998
                            -----------  -----------  -----------  -----------
                                                            (Unaudited)
Cash flows from operating
 activities:
 Net loss.................. $(2,384,657) $(4,245,369) $(3,147,169) $(3,261,220)
 Adjustments to reconcile
  net income to net cash
  provided by (used in)
  operating activities:
  Deferred revenues........         --           --           --       186,254
  Depreciation and
   amortization............      31,891      104,890       48,453      147,526
  Amortization of debt
   discount................     396,368      716,433      617,608      544,905
  Compensation from grant
   of non-employee stock
   options and warrants....     261,996      866,589      789,055      396,381
  Changes in assets and
   liabilities affecting
   operating cash flows:
   Accounts receivable.....         --      (167,112)     (72,426)     (16,840)
   Other assets............         --        (3,406)         --       (14,543)
   Accounts payable........      12,006      334,601       79,254       33,251
   Accrued interest........      57,279       15,411      118,638      634,737
   Accrued expenses........     (39,845)     182,160      (16,823)     451,177
                            -----------  -----------  -----------  -----------
Net cash used in operating
 activities................  (1,664,962)  (2,195,803)  (1,583,410)    (898,372)
                            -----------  -----------  -----------  -----------
Cash flows used in
 investing activities:
 Acquisition of fixed
  assets...................    (105,519)     (55,620)     (54,185)     (23,992)
 Deferred offering costs...         --           --           --      (289,112)
                            -----------  -----------  -----------  -----------
Net cash used in investing
 activities................    (105,519)     (55,620)     (54,185)    (313,104)
                            -----------  -----------  -----------  -----------
Cash flows from financing
 activities:
 Proceeds from notes
  payable..................   1,300,000    2,869,500    2,169,500    1,050,000
 Repayment of notes
  payable..................         --      (450,000)    (450,000)         --
 Proceeds from issuance of
  preferred stock..........     469,680          --           --           --
                            -----------  -----------  -----------  -----------
Net cash provided by
 financing activities......   1,769,680    2,419,500    1,719,500    1,050,000
                            -----------  -----------  -----------  -----------
Net increase (decrease) in
 cash and cash
 equivalents...............        (801)     168,077       81,905     (161,476)
Cash and cash equivalents
 at beginning of period....       5,986        5,185        5,185      173,262
                            -----------  -----------  -----------  -----------
Cash and cash equivalents
 at end of period.......... $     5,185  $   173,262  $    87,090  $    11,786
                            ===========  ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                               DIGITAL LAVA INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Nature of Business and Reorganization

 Nature of Business

  Digital Lava Inc. (the "Company") develops and markets video publishing software applications for corporate training, communications, distance learning, research and other applications. The Company's technology allows users to organize and manage video content, link video to other types of files and publish video with all of the linked information on CD-ROM or DVD, corporate intranets or the public Internet.

 Reorganization

  The Company originally operated as LAVA L.L.C., a New Jersey limited liability company (the "LLC") which was formed in July 1995. Pursuant to a Merger Agreement dated November 26, 1996 by and among Digital Lava Inc., a Delaware Corporation formed in June 1996 specifically for the purpose of this merger, and the LLC, the ownership interests in the LLC were exchanged for shares of series A, B, B-1 and C convertible preferred stock of Digital Lava Inc. (hereinafter all references to the Company refer to Digital Lava Inc. and its predecessor, the LLC). The accompanying financial statements and footnotes reflect the reorganization for all periods presented.

2. Summary of Significant Accounting Policies

 Basis of presentation

  The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Since inception, the Company has suffered recurring losses and negative cash flows from operations, has deficits in working capital and stockholders' equity, and expects to incur future losses. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations as they come due. In this regard, management has implemented a plan to raise additional equity financing through an initial public offering of its common stock ("IPO") and believes that such financing, together with existing cash balances and other sources of liquidity (i.e., debt, equity, etc), will be sufficient to meet its cash needs for at least the next 12 months. The accompanying financial statements do not include any adjustments relating to the recoverability of the carrying amount of recorded assets or the amount of liabilities that might result from the outcome of these uncertainties.

 Unaudited interim information

  The information presented as of September 30, 1998, and for the nine month periods ended September 30, 1997 and 1998, has not been audited. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of September 30, 1998, and the results of its operations and its cash flows for the nine months ended September 30, 1997 and 1998, and the stockholders deficit for the nine months ended September 30, 1998.

                               DIGITAL LAVA INC.

 Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires the management of the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Cash equivalents

  The Company considers all highly liquid investments purchased with an initial maturity of 90 days or less to be cash equivalents and investments with original maturities of greater than 90 days to be short-term investments.

 Fair value of financial instruments

  All current assets and liabilities are carried at cost, which approximates fair value because of the short maturity of those instruments.

 Concentration of risk

  Financial instruments which potentially subject the Company to concentration of credit risk consists primarily of accounts receivable. The company maintains an allowance for uncollectible accounts receivable based upon expected collectibility and generally does not require collateral. At December 31, 1997, no allowance for uncollectible accounts was deemed necessary by management. For the year ended December 31, 1997, one customer accounted for approximately 43% of the Company's total net revenues.

 Property and equipment

  Property and equipment comprised of computer and office equipment and is stated at cost, less accumulated depreciation of $67,002 at December 31, 1997. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally 3 to 7 years. Maintenance and repair expenses are charged to operations as incurred.

 Deferred offering costs

  In connection with the Company's proposed IPO, the Company has incurred certain costs which have been deferred. In the event the proposed IPO is not consummated, the deferred offering costs will be expensed.

 Revenue recognition

  Revenues from the licensing of the Company's software products are recognized upon shipment to the customer, pursuant to an executed software licensing agreement when no significant vendor obligations exist and collection is probable. If acceptance by the customer is required, revenue is recognized upon customer acceptance. Consulting and service revenues consist of short-term professional service contracts, such as system development, consulting and video encoding and capsule creation, are deferred until significant contractual obligations have been fulfilled. Costs associated with professional service contracts, such as salaries and materials, are deferred until the related revenue is recognized.

                               DIGITAL LAVA INC.

 Software development costs

  Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs would be capitalized. Through December 31, 1997, software development has been substantially completed concurrently with the establishment of technological feasibility and, accordingly, no costs have been capitalized.

 Income taxes

  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

  Prior to November 1996, the Company operated as a limited liability company that was treated as a partnership for federal and state income tax purposes. As a result, all federal and state tax matters for the Company prior to November 1996 are the responsibility of the members. There are no pro forma income taxes presented for the period from January 1, 1996 to November 1996 as the Company incurred losses for both book and tax purposes.

 Stock based compensation

  As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company accounts for its stock-based compensation arrangements pursuant to APB Opinion No. 25, "Accounting for Stock Issued to Employees". In accordance with the provisions of SFAS No. 123, the Company discloses the pro forma effects of accounting for these arrangements using the minimum value method to determine fair value.

 Loss per share

  Basic earnings per share ("Basic EPS") is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share ("Diluted EPS") gives effect to all dilutive potential common shares outstanding during a period. In computing Diluted EPS, the treasury stock method is used in determining the number of shares assumed to be purchased from the conversion of common stock equivalents. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued for nominal consideration prior to the anticipated effective date of the initial public offering ("IPO"), are included in the calculation of basic and diluted net loss per share as if they were outstanding for all periods presented.

  Net loss per share for the years ended December 31, 1996 and 1997 does not include the effect of 98,349 (983,490 on an as-if converted basis) shares of convertible preferred stock outstanding,

                               DIGITAL LAVA INC.

5,471 and 42,237, respectively, of stock options outstanding with a weighted average exercise price of $9.14 per share, 17,125 (171,250 on an as-if converted basis) warrants to purchase outstanding shares of a series A convertible preferred stock with exercise prices ranging from $38.84 to $182.78 per share, or 27,356 and 446,254 respectively, of warrants to purchase common stock with exercise prices ranging from $3.88 to $11.42 per share, because their effects are anti-dilutive.

 New accounting pronouncements

  Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS No. 130 establishes standards for reporting comprehensive income, defined as all changes in equity from nonowner sources. Adoption of SFAS No. 130 did not have a material effect on the Company's financial position or results of operations.

  Effective January 1, 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way public enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. Adoption of SFAS No. 131 did not have a material effect on the Company's financial position or results of operations.

  Effective January 1, 1998, the Company adopted American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, post-contract customer support, installation and training to be allocated to each element based on the relative fair values of the elements. The adoption of SOP 97-2 did not have an effect on the Company's financial position or results of operations.

3. Accrued Expenses

  Accrued expenses comprised the following:

                                                      December 31, September 30,
                                                          1997         1998
                                                      ------------ -------------
   Accrued payroll...................................   $46,097      $131,315
   Other accrued liabilities.........................    14,054       380,013
                                                        -------      --------
                                                        $60,151      $511,328
                                                        =======      ========

4. Related Party Transactions

  In January 1997, certain members of management and principal stockholders of the Company granted a consultant options to acquire up to 13,958 of their shares of series A convertible preferred stock and 19,941 of their shares of common stock in exchange for services provided to the Company. The options have an exercise price of $45.70 per share of series A convertible preferred stock and $4.57 per share of common stock. The Company has recorded the fair value of the options, in the amount of $754,554 as a contribution of capital by the stockholders and as general and administrative expense. As discussed in Note 12, these options were amended in May 1998.

                               DIGITAL LAVA INC.

  In December 1997, certain members of management and principal stockholders of the Company granted options to acquire 1,642 of their shares of series A convertible preferred stock to a consultant in exchange for certain legal and advisory services provided to the Company. The options have an exercise price of $45.70 per share. The Company has recorded the fair value of the options, in the amount of $77,535, as a contribution of capital by the stockholders and as general and administrative expense. As discussed in Note 12, these options were amended in May 1998.

  Since inception, the Company has received ongoing consulting and legal services from stockholders. Services rendered for years ended December 31, 1996 and 1997, amounted to $244,316 and $235,669, respectively, of which $153,475 is included in accounts payable at December 31, 1997.

5. Notes Payable

                                                      December 31, September 30,
                                                          1997         1998
                                                      ------------ -------------
   Notes payable:
     Notes payable...................................  $2,117,500   $2,117,500
     Convertible notes payable.......................     902,000      902,000
     Secured convertible notes payable...............     700,000    1,750,000
                                                       ----------   ----------
                                                        3,719,500    4,769,500
     Less: debt discount.............................    (267,412)    (136,751)
                                                       ----------   ----------
                                                       $3,452,088   $4,632,749
                                                       ==========   ==========

 Notes payable

  From March 1996 to July 1996, the Company issued an aggregate of $750,000 in unsecured promissory notes. The notes, as amended, bear interest at rates ranging from 9% to 12% per annum and are due and payable on the earlier of December 31, 1998 or upon the date the Company obtains financing in which gross proceeds exceed $3.5 million. In conjunction with the issuance of the notes, the holders were granted warrants to purchase 10,669 shares of series A convertible preferred stock at exercise prices ranging from $68.54 to $182.78 per share. The value of the warrants at the time of issuance of $535,400 was determined using the Black-Scholes model and amortized as interest expense over the initial term of the notes. In July 1996 and February and August 1997, in exchange for waiving the acceleration of the maturity date caused by the Company raising additional financing in excess of a specified amount and extending the maturity date of the notes until December 31, 1998, the exercise price of the warrants were reduced to prices ranging from $45.70 to $68.54. The total incremental difference between the value of the warrants before and after the modification of the terms, as determined using the Black-Scholes model, was $35,000 and $140,535 for the years ended December 31, 1996 and December 31, 1997, respectively, and is being amortized as interest expense over the remaining life of the debt. The warrants are exercisable at any time prior to dates ranging from March 2006 to July 2006. None of the warrants have been exercised as of September 30, 1998.

                               DIGITAL LAVA INC.

  In February and March 1997, the Company issued an aggregate of $200,000 in unsecured promissory notes. The notes, as amended, bear interest at 12% per annum and are due and payable on the earlier of December 31, 1998 or upon the date the Company obtains financing in which gross proceeds exceed $3.5 million. In conjunction with the issuance of the notes, the holders of the notes were granted warrants to purchase 23,101 shares of common stock at an exercise price of $6.85. The value of the warrants at the time of issuance of $18,156 was determined using the Black-Scholes model and was amortized as interest expense over the initial term of the notes. In August 1997, in exchange for waiving the acceleration of the maturity date of the notes caused by the Company raising additional financing in excess of a specified amount until December 31, 1998, the exercise price of the warrants was reduced to $4.57. The total incremental difference between the value of the warrants before and after the modification of the warrant terms, as determined using the Black-Scholes model, was $8,444 and is being amortized as interest expense over the remaining life of the notes. The warrants are exercisable at any time prior to March 2007. None of the warrants have been exercised as of September 30, 1998.

  In September 1996, the Company completed a private placement of 9 units to new investors, each consisting of a $50,000 senior promissory note which bears interest at 12% per annum and was due and payable on the earlier of April 3, 1997 or upon the date the Company obtains financing in which gross proceeds exceed $1.5 million. In addition, each unit included warrants to purchase 548 shares of series A convertible preferred stock at an exercise price of $114.24 per share. Proceeds received from the offering of $450,000 were repaid in April 1997. The value of the 4,932 warrants at the time of issuance of $258,970 was determined using the Black-Scholes model and was amortized as interest expense over the period the notes were outstanding. The warrants are exercisable at any time prior to September 2006. None of the warrants have been exercised as of September 30, 1998.

  During the period from December 1996 to February 1997, the Company completed a private placement of 7 units to existing investors, each consisting of a $50,000 senior promissory note which bears interest at 12% per annum and, through various amendments, is payable on the earlier of December 31, 1998 or upon the date the Company obtains financing in which gross proceeds exceed $2.0 million. In addition, each unit included warrants to purchase 5,472 shares of common stock at an exercise price of $11.42 per share. Proceeds from the offering totaled $350,000. The total value of the 38,304 warrants at the time of issuance of $8,500 was determined using the Black-Scholes model and was amortized as interest expense over the initial term of the notes. In August 1997, in exchange for the waiving the acceleration of the maturity date of the notes caused by the Company raising additional financing in excess of a specified amount until December 31, 1998, the exercise price of the warrants was reduced to $6.85. The incremental difference between the value of the warrants before and after the modification of the terms, as determined using the Black-Scholes model, was $16,800 and is being amortized as interest expense over the remaining life of the debt. The warrants are exercisable at any time prior to February 2007. None of the warrants have been exercised as of September 30, 1998.

  During the period from April 1997 to May 1997, the Company completed a private placement of 32.7 units to new investors, each consisting of a $25,000 senior promissory note, which bears

                               DIGITAL LAVA INC.

interest at 6% per annum and, as amended, is due and payable on the earlier of
(i) dates ranging from April 15, 1998 to May 30, 1998 or (ii) upon the closing of an initial public offering. In addition, each unit included warrants to purchase 2,736 shares of common stock at an exercise price of $9.14 per share. Proceeds from the offering totaled $817,500. The value of the 89,467 warrants at the time of issuance of $58,043 was determined using the Black-Scholes model and was amortized as interest expense over the initial term of the notes. In October and November 1997, in exchange for extending the maturity date of the notes until May 1998, the exercise price of the warrants was reduced to $8.23 per share. The incremental difference between the value of the warrants before and after the modification of the terms of the warrants, as determined using the Black-Scholes model, was $8,175 and was amortized as interest expense over the remaining life of the debt. The warrants are exercisable at any time prior to dates ranging from April 2003 to May 2005. None of the warrants have been exercised as of September 30, 1998. As of May 30, 1998, the Company was in default of the repayment terms of these notes. As described in Note 12, the Company renegotiated the terms for promissory notes with an aggregate principle amount of $630,000 and amended the notes for the remaining $187,500.

 Convertible notes payable

  During the period from June 1997 to July 1997, the Company completed a private placement of 36.08 units to new investors, each consisting of a $25,000 convertible promissory note which bears interest at 6% per annum and were due and payable on the earlier of (i) dates ranging from June 25, 1998 to July 28, 1998 or (ii) upon the closing of an initial public offering. In addition, each unit included warrants to purchase 2,736 shares of common stock at an exercise price of $8.86 per share. Proceeds from the offering totaled $902,000. Outstanding principal and accrued interest is mandatorily convertible upon the date the Company obtains financing in which gross proceeds exceed $3.5 million at a price equal to the price obtained in the equity offering. The value of the 98,715 warrants at the time of issuance of $114,554 was determined using the Black-Scholes model and was amortized as interest expense over the original maturity of the notes. In December 1997, in exchange for extending the maturity date of the notes, the exercise price of the warrants was reduced to $7.40 per share. The incremental difference between the value of the warrants before and after the modification of the terms of the warrants, as determined using the Black-Scholes model, was $19,844 and is being amortized as interest expense over the remaining life of the debt. The warrants are exercisable at any time prior to dates ranging from June to July 2005. None of the warrants have been exercised as of September 30, 1998. As of July 28, 1998, the Company was in default of the repayment terms of the notes and as such they are no longer convertible. As described in Note 12, the Company renegotiated the terms of the promissory notes.

 Secured convertible notes payable

  In November and December 1997, the Company completed a bridge financing of 70 units (the "Bridge Units") to investors, each consisting of a $10,000 secured convertible promissory note (the "Bridge Notes") which bears interest at 12% per annum plus a one time fee of 10% of the principal

                               DIGITAL LAVA INC.

amount loaned ("10% Success Fee") payable upon the payment of the note which is due and payable on the earlier of (i) November 20, 1998, (ii) upon the closing of an initial public offering or (iii) upon the date the Company obtains financing in which gross proceeds exceed $5.0 million. In addition, each unit included warrants to purchase 1,164 shares of common stock at an exercise price of $8.68 per share. Proceeds from the offering totaled $700,000 as of December 31, 1997. Outstanding principal, accrued interest and the 10% Success Fee is convertible at each holder's option based on a $15 million valuation of the Company or at a price equal to the price obtained in a private placement of equity securities. The 10% Success Fee and the value of the 81,480 warrants granted at the time of issuance of $168,812 are being amortized as interest expense over the period the notes are outstanding. The warrants are exercisable at any time prior to February 2003. None of the warrants have been exercised as of September 30, 1998. As of November 20, 1998, the Company was in default on the repayment terms of the Bridge Notes. As described in Note 12, the Company entered into agreements with the holders of the Bridge Notes to extend the due dates of their Bridge Notes.

 Finder warrants

  In September 1996, in connection with the September 1996 issuance of promissory notes, the Company issued warrants to purchase 438 shares of series A convertible preferred stock at exercise prices ranging from $114.24 to $182.78 per share as a finders fee. The value of the warrants granted of $8,800 was determined using the Black-Scholes model and was amortized as debt issuance costs over the period the notes were outstanding. The warrants are exercisable at any time prior to September 30, 2006. None of the warrants have been exercised as of September 30, 1998.

  In connection with the April 1997 to July 1997 private placements of promissory notes, the Company issued warrants to purchase 60,513 shares of common stock at exercise prices ranging form $8.86 to $11.42 per share as a finders fee. The value of the warrants granted of $79,005 was determined using the Black-Scholes model and was amortized as debt issuance costs over the original maturity date of the related notes. The warrants are exercisable at any time prior to dates ranging from February 2003 to July 2008. None of the warrants have been exercised as of September 30, 1998.

  In connection with the November and December 1997 bridge financing, the Company issued warrants to purchase 27,356 shares of common stock at an exercise price of $8.68 per share as a finders fee. The value of the warrants granted of $56,750 was determined using the Black-Scholes model and was amortized as debt issuance costs over the original maturity date of the related notes. The warrants are exercisable at any time prior to February 2003. None of the warrants have been exercised as of September 30, 1998. As described in Note 12, the Company and the finder agreed to cancel these warrants in February 1999.

  Amortization of debt issue costs for the year ended December 31, 1996 and 1997 was $9,910 and $59,889, respectively, of which $91,167 of unamortized costs is included in other current assets at December 31, 1997.

                               DIGITAL LAVA INC.

6. Convertible Preferred Stock

  Convertible preferred stock, $.0001 par value, consists of the following:

                                                     Shares Issued  Liquidation
                                                    and Outstanding  Preference
                                           Shares    December 31,   December 31,
Series:                                  Authorized      1997           1997
-------                                  ---------- --------------- ------------
A.......................................   966,065      88,584       $  809,565
B.......................................    50,740       5,552          507,400
B-1.....................................     8,500         930           85,000
C.......................................    30,000       3,283          225,000
Undesignated............................ 3,944,695         --               --
                                         ---------      ------       ----------
                                         5,000,000      98,349       $1,626,965
                                         =========      ======       ==========

  The Company has reserved 17,125 shares of series A preferred stock for the exercise of series A warrants issued.

  From August 1995 to June 1996, the Company sold 4,243, 930 and 2,462 shares of series B, B-1 and C convertible preferred stock, respectively, in a private placement raising gross proceeds of $686,599.

  During the year ended December 31, 1996, the Company issued 383 and 821 shares of series B and C convertible preferred stock, respectively, for services. The fair market value of the stock issued of $110,000 was recognized as general and administrative expense.

 Conversion and voting rights

  Each issued share of convertible preferred stock is convertible, in full and not in part, into ten shares of common stock, subject to certain adjustments, at the option of the holder and automatically converts upon the completion of an underwritten public offering. A total of 983,490 shares of common stock have been reserved for issuance in the event of the conversion of convertible preferred stock. Each share of preferred stock has a number of votes equal to the number of shares of common stock into which it is convertible.

 Dividends

  Each series of preferred stock issued is entitled to receive dividends when and if declared by the Board. The dividends are noncumulative and payable in preference to any dividends on common stock. As of December 31, 1997, the Company had not declared any dividends.

 Liquidation

  In the event of liquidation, the series C preferred shareholders are entitled to receive, prior to any distribution to any other shareholders, approximately $68.54 per share plus all declared and unpaid dividends. The series B and B-1 preferred shareholders are entitled to receive, after

                               DIGITAL LAVA INC.

distribution to series C preferred shareholders and prior to any distribution to any other shareholders, approximately $91.39 per share plus all declared and unpaid dividends. The series A preferred shareholders are entitled to receive, after distribution to series C, B and B-1 preferred shareholders and prior to any distribution to any other shareholders, approximately $9.14 per share plus all declared and unpaid dividends. In addition, the series A preferred shareholders are entitled to share ratably with the holders of common stock in any remaining distribution.

 Anti-dilution

  Holders of series B, B-1 and C convertible preferred stock conversion prices are subject to anti-dilution protection for issuances by the Company of additional equity shares. In November 1996, in exchange for the issuance of 926 additional shares of series B convertible preferred stock, holders of the series B convertible preferred stock agreed to cancel their anti-dilution protection provision. Also, in August 1997, in exchange for the issuance of 16,414 shares of common stock and warrants to purchase 16,414 shares of common stock at an exercise price of $9.14 per share, the holder of the series C convertible preferred stock agreed to cancel the anti-dilution protection provision contained in the original agreement.

7. Common Stock

  In November 1996, the Company issued 110,732 shares of common stock to an officer of the Company. The fair market value of common stock issued, based upon management's estimate, of $101,196 was recognized as compensation expense.

  In January and March 1997, the Company issued an aggregate of 4,378 shares of common stock in exchange for consulting services. The fair market value of the common stock at the time of issuance, based upon management's estimate, of $10,000 was recognized as general and administrative expense.

8. Warrants

  In November 1996, in exchange for legal services provided, the Company issued warrants to purchase 1,095 shares of series A convertible preferred stock at an exercise price of $137.09 per share. The value of the warrants granted of $50,800 was determined using the Black-Scholes model and was recognized as general and administrative expense. In August 1997, in consideration for additional legal services performed, the strike price of the warrants were reduced to $68.54 per share. The incremental difference between the value of the warrants before and after the modification of $13,000 was recognized as general and administrative expense. The warrants are exercisable at any time prior to November 2006. None of the warrants have been exercised as of September 30, 1998.

  In January 1997, in exchange for legal services provided, the Company issued warrants to purchase 10,943 shares of common stock at an exercise price of $13.71 per share. The value of the warrants granted of $5,100 was determined using the Black-Scholes model and was recognized as general and administrative expense. In August 1997, in consideration for additional legal services

                               DIGITAL LAVA INC.

performed, the strike price of the warrants were reduced to $6.85 per share. The incremental difference between the value of the warrants before and after the modification of $6,400 was recognized as general and administrative expense. The warrants are exercisable at any time prior to dates ranging from June to December 2003. None of the warrants have been exercised as of September 30, 1998.

  A number of the warrants granted to consultants and in connection with the debt offerings during 1996 and 1997 contain anti-dilution provisions requiring adjustment, if at a later date, securities are issued at prices below the respective warrants exercise price. The following table is a summary of the shares issuable upon exercise of warrants outstanding as of December 31, 1997 as adjusted for events which have triggered anti-dilution provisions contained in the respective warrant agreements:

                                                               Common  Exercise
                                                               Shares   Price
                                                              Issuable   Per
                                                 Expiration     Upon    Common
   Issuance Date                                    Date      Exercise  Share
   -------------                               -------------- -------- --------
   March 1996................................. March 2006      54,712  $4.5695
   July 1996.................................. July 2006       51,975   4.5695
   September 1996............................. September 2006  64,445  10.0282
   September 1996............................. September 2006   2,971  14.8088
   November 1996.............................. November 2006   11,503   6.5198
   December 1996.............................. February 2007   21,884   6.8543
   January 1997............................... January 2007    11,503   6.5198
   February 1997.............................. February 2007   16,413   6.8543
   February 1997.............................. March 2007      11,550   6.8543
   March 1997................................. March 2007      11,550   6.8543
   April 1997................................. April 2003      56,352   8.2251
   May 1997................................... May 2003        33,100   8.2251
   May 1997................................... May 2003        45,711  11.4238
   June 1997.................................. June 2005       43,890   7.4730
   July 1997.................................. July 2005       76,872   7.4730
   August 1997................................ February 2003   16,413   9.1390
   November 1997.............................. February 2003   56,417   8.6172
   December 1997.............................. February 2003   52,311   8.6172
                                                              -------  -------
   Total shares and average exercise price....                639,572  $7.8098
                                                              =======  =======

9. Employee Benefits

 1996 stock option plan

  The Company's 1996 Stock Option Plan (the "1996 Option Plan") permits the grant of both "incentive stock options" designed to qualify under the Internal Revenue Code Section 422 and non-qualified stock options. Incentive stock options may only be granted to employees of the Company whereas non-qualified stock options may be granted to non-employees, directors and consultants. A total of 164,132 shares of Common Stock have been reserved for issuance under the 1996 Option

                               DIGITAL LAVA INC.

Plan. Each option, once vested, allows the optionee the right to purchase one share of the Company's Common Stock. The Board of Directors determines the exercise price of the options; options granted to date generally vest ratably over four years and expire ten years from the date of grant. Compensation expense equal to the difference between the assumed fair value of the Company's Common Stock at the grant date and the exercise price of the options, if any, is recognized ratably over the vesting period.

  Stock option activity can be summarized as follows:

                                                      Options Outstanding
                                                    ------------------------ ---
                                           Options          Weighted Average
                                          Available Shares   Exercise Price
                                          --------- ------  ----------------
Balance at December 31, 1995
  Authorized.............................  164,132
  Granted................................   (6,347)  6,347       $9.14
  Canceled...............................      876    (876)      $9.14
                                           -------  ------
Balance at December 31, 1996.............  158,661   5,471       $9.14
  Granted................................  (41,690) 41,690       $9.14
  Canceled...............................    4,924  (4,924)      $9.14
                                           -------  ------
Balance at December 31, 1997.............  121,895  42,237       $9.14
                                           =======  ======

  At December 31, 1997, options to purchase 42,237 shares were exercisable of which 15,785 shares were vested. Options outstanding at December 31, 1997 have a weighted average remaining contractual life of 9.5 years and weighted average exercise price of $9.14. Options granted through December 31, 1997 were granted at exercise prices in excess of fair market value at grant date. The weighted average grant-date fair value of such options granted during the years ended December 31, 1996 and 1997 under the minimum value method was less than $.01 per share.

  In October 1997, the Company accelerated the vesting of options to purchase 2,462 shares of common stock, which were granted in March 1997, and granted additional options to purchase 2,189 shares of common stock which were immediately vested to a former employee in lieu of severance pay. The assumed fair value of such options was less than $1,000 based on the Black Scholes model.

  The fair value of each option grant is estimated on the date of grant using the minimum value method as prescribed in SFAS 123. Assumptions used for options granted during the years ended December 31, 1996 and 1997 were as follows:

                                                                   1996   1997
                                                                   -----  -----
     Risk free interest rate...................................... 6.194% 6.183%
     Expected lives (years).......................................     5      5
     Expected dividends...........................................   --     --

  Pro forma information regarding net income or loss is required by SFAS 123. For purposes of pro forma disclosure, the estimated fair value of the options are amortized to expense over the options' vesting period. Had compensation cost for these options been determined consistent with the

                               DIGITAL LAVA INC.

minimum value method pursuant to SFAS No. 123, the difference between the Company's net income as reported and as adjusted for the compensation costs for the years ended December 31, 1996 and 1997 would not have been material.

  The minimum value method requires input of highly subjective assumptions in which changes in those assumptions could materially effect the fair value estimate. In addition, the minimum value method is only allowed for non-public entities, as public entities are required to include an expected volatility factor in addition to factors described above. As such, the effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years.

10. Income Taxes

  There are no income tax assets, liabilities or income tax expense included in the financial statements. The Company has incurred losses since inception for both book and tax purposes and as of December 31, 1997, the Company has net operating loss carryforwards for federal and state purposes of approximately $2,800,000. Federal and state net operating loss carryforwards begin expiring in the years 2011 and 2005, respectively. These losses may be subject to limitation on future year's utilization should certain ownership changes occur.

  Temporary differences between the financial statement and tax bases of assets and liabilities are primarily attributable to net operating loss carryforwards and capitalized costs. A full valuation allowance has been provided for the entire amount of the deferred tax assets arising from these differences as a result of management's current belief that it is more likely than not that the benefits related to such temporary differences will not be realized.

11. Commitments and Contingencies

 Operating leases

  The Company leases its facility under a non-cancelable operating lease which expires in June 2000. The Company may extend the term of the lease for an additional three-year period at the then current fair market value. Rent expense under this lease was $23,582 and $51,169 for the years ended December 31, 1996 and 1997. Future minimum lease payments required under the non-cancelable operating lease are $81,738, $81,738, and $34,058 for the years ending December 31, 1998, 1999 and 2000, respectively.

  In March 1997, the Company entered into a development and two-year software licensing agreement for the development and license of software to be included and distributed with one of the Company's software products. Under the terms of the agreement, royalties are payable on a per unit basis in relation to sales volume and sales price, and include a one time payment and guaranteed minimum annual commitment. At December 31, 1997, the Company is committed to payments of $20,000 in respect of future minimum royalty obligations over the remainder of this agreement.

                               DIGITAL LAVA INC.

12. Subsequent Events

  In January and February 1998, the Company issued 105 additional Bridge Units to investors, raising gross proceeds of $1,050,000. The 10% Success Fee and the value of the 122,220 warrants granted at the time of issuance of $253,217 are being amortized as interest expense over the period the notes are outstanding. In connection with this offering, the Company also issued additional warrants to acquire 20,368 shares of its common stock as a finder's fee. The value of such warrants at the time of issuance of $42,203 was recorded as debt issuance costs is being amortized over the life of the notes. The warrants are exercisable at any time prior to February 2003. None of the warrants have been exercised as of September 30, 1998. As of November 20, 1998, the Company was in default of the repayment terms of the Bridge Notes. In December 1998 and January 1999, the Company entered into agreements with the holders of the Bridge Notes to extend the maturity date of their notes until the earlier of January 31, 1999 or the consummation of the Company's proposed IPO. In January and February 1999, the Company entered into agreements with the holders of the Bridge Notes to extend the maturity date of their Notes until the earlier of February 19, 1999 or the consummation of the Company's proposed IPO.

  Effective January 1, 1998, the Company entered into a financial consulting agreement expiring on December 31, 1998 with Prism Ventures LLC ("Prism"). Under the terms of the agreement, Prism was to receive $300,000, payable on the earlier of (i) the consummation of an initial public offering of the Company's common stock, or (ii) December 31, 1998, for financial and strategic advisory consulting services. In February 1999, the Company and Prism agreed to terminate this agreement and that no compensation was due to Prism. A stockholder of the Company is a member of Prism.

  In March 1998, in exchange for waiving the acceleration of the maturity date caused by the Company raising additional financing in excess of a specified amount and extending the maturity date of the promissory notes issued during the period from March to July 1996 until December 31, 1998, the exercise price of the warrants issued in connection with such promissory notes were reduced to $38.84 per share of series A convertible preferred stock. The total incremental difference between the value of the warrants before and after the modification of the warrant terms, as determined using the Black-Scholes model, was $30,978 and is being amortized as interest expense over the remaining life of the debt.

  In March 1998, in exchange for waiving the acceleration of the maturity date caused by the Company raising additional financing in excess of a specified amount and extending the maturity date of the promissory notes issued during the period from October 1996 to March 1997 until December 31, 1998, the exercise price of the warrants issued in connection with such promissory notes was reduced to exercise prices ranging from $3.88 to $5.71 per share of common stock. The total incremental difference between the value of the warrants before and after the modification of the warrant terms, as determined using the Black-Scholes model, was $10,050 and is being amortized as interest expense over the remaining life of the debt.

                               DIGITAL LAVA INC.

  In May 1998, the Company entered into a consulting agreement with the Whitestone Group LLC ("Whitestone") for corporate finance, financial and strategic advisory matters. Under the terms of the agreement, the Company issued Whitestone warrants to acquire 10,943 shares of its common stock at an exercise price of $4.57 per share. The value of the warrants granted of $38,100 was determined using the Black-Scholes model and was recognized as general and administrative expense. The warrants were exercisable at any time prior to May 2004. None of the warrants have been exercised as of September 30, 1998. In February 1999, the Company and Whitestone agreed to terminate the consulting agreement and cancel the warrants. A stockholder of the Company is an affiliate of Whitestone.

  Effective May 1998, certain members of management and principal stockholders of the Company (the "Founders") amended the option grant made to a consultant of the Company in January 1997 (see Note 4). Under the revised terms and in exchange for additional consulting services provided to the Company, the strike price of the options were reduced to $9.14 per share of series A convertible preferred and $.91 per share of common stock. The total incremental difference between the value of the warrants before and after the modification of the warrant terms, as determined using the Black-Scholes model, in the amount of $321,470, was recorded as a contribution of capital by the stockholders and general and administrative expense. The options are exercisable for a period of ten years.

  Effective May 1998, the Founders amended the option grant made to a consultant of the Company in December 1997 (see Note 4). Under the revised terms and in exchange for additional consulting and legal services provided to the Company, the strike price of the options were reduced to $9.14 per share of series A convertible preferred stock. The total incremental difference between the value of the warrants before and after the modification of the warrant terms, as determined using the Black-Scholes model, in the amount of $24,930, was recorded as a contribution of capital by the stockholders and general and administrative expense.

  In September 1998, the Company and two members of management entered into two-year consulting agreements for financial, operational and strategic development services, effective upon the closing of the IPO. Under the terms of the agreements, the Company is required to pay bonuses of $100,000 upon the closing of the IPO and aggregate annual consulting fees of $84,000.

  In September 1998, the Company entered into a financial consulting agreement with a noteholder. Under the terms of the agreement, the Company will issue the consultant warrants to acquire 20,000 shares of common stock at an exercise price equal to 90% of the price obtained in the IPO.

  In September 1998, the Company entered into two-year employement agreements, effective upon consummation of the IPO, with its Chief Executive Officer and its Vice President of Sales. Pursuant to the agreements, upon consummation of the IPO, the Company is required to pay an aggregate of $120,000 in bonuses and issue options to purchase an aggregate of 80,000 shares of

                               DIGITAL LAVA INC.

common stock at an exercise price equal to the IPO price. In addition, the Company is required to pay annual aggregate salaries of $460,000.

  In September 1998, the Board of Directors increased the number of shares reserved for issuance under the 1996 Stock Option Plan to 250,000 shares.

  In September 1998, the Company entered into an agreement to settle an outstanding dispute regarding finders fees on one of the Company's note issuances. Under the terms of the agreement, the Company granted warrants to acquire 21,884 shares of Common Stock at an exercise price of $4.11 per share and pay $62,500 in cash. The fair value of the warrants, in the amount of approximately $120,000, was recorded as an expense.

  In October 1998, the Company issued at $20,000 note payable to a principal stockholder. The note bears interest at 12% per annum and is payable in October 1999.

  In December 1998, the Company entered into a one-year consulting agreement with an investor relations firm. Under the terms of the consulting agreement, the investor relations firm is to receive warrants to acquire 13,131 shares of common stock at an exercise price of $9.14 per share. The fair value of the warrants, in the amount of approximately $55,000, will be recorded as an expense.

  In November and December 1998, the Company completed a bridge financing of
5.5 units (the "1998 Bridge Units") to investors, each unit consisting of a $100,000 subordinated promissory note, which bears interest at 12% per annum. The notes are due and payable on the earlier of (i) dates ranging from May to June 1999 or (ii) the closing of an initial public offering of the Company's common stock. In addition, each unit included warrants to purchase 50,000 shares of common stock at an exercise price equal to 130% of the initial public offering price. In the event that Company does not close an initial public offering prior to the due dates of the Notes, the exercise price of the warrants will be $9.14 per share. The fair value of the warrants, in the amount of approximately $380,000, will be recorded as a debt discount and amortized over the life of the notes. A family member of two officers and principle stockholders of the Company purchased 3 of the 1998 Bridge Units.

  In December 1998, the Company issued warrants to acquire 6,000 shares of common stock to certain noteholders in settlement of an outstanding dispute. The warrants have an exercise price of $7.38 per share. The fair value of the warrants, in the amount of approximately $27,000, will be recorded as an expense.

  In February 1999, the Company and a finder who received warrants to purchase 27,356 shares of common stock at an exercise price of $8.68 per share as a finders fee in connection with the November and December 1997 bridge financing agreed to cancel these warrants.

                               DIGITAL LAVA INC.

 Proposed public offering

  In June 1998, the Company entered into an agreement with an underwriter (the "Underwriter"), whereby the Underwriter has agreed in principle to sell shares of the Company's common stock and redeemable warrants in an IPO.

 Stock options

  In August 1998, Board of Directors declared that upon the consummation of an initial public offering, the Company will cancel certain outstanding stock options of employees and consultants and reissue fully vested stock options at an exercise price equal to the IPO price. The number of shares granted will be based on the number of stock options such employee or consultant held divided by the 1 for 9.139 reverse split.

 Recapitalization

  In August, September and December 1998, effective upon consummation of the IPO, the Company renegotiated the terms of an aggregate of $2,832,000 of outstanding promissory notes originally issued from March 1996 through July 1997, with the note holders. Under the revised terms, and in exchange for extending the maturity date of such notes until December 31, 1998, the Company will re-pay one-half of the face value of the notes and any 10% Success Fee in cash upon the closing of the IPO. The remaining one-half of the face value of the notes, accrued but unpaid interest and the outstanding warrants issued in connection with the financings will convert into common stock equal to 225% of the original principal amount of the notes based upon the IPO price per share (849,600 shares based upon an assumed initial offering price of $7.50 per share) (the "Note Conversions"). In January 1999, the Company entered into agreements with the holders of an aggregate principal amount of $2,819,500 of such notes to extend the maturity date of their notes until the earlier of January 31, 1999 or completion of the IPO. In January and February 1999, the Company entered into agreements with the holders of an aggregate principal amount of $2,832,000 of such notes to extend the maturity date of their notes until the earlier of February 19, 1999 or the completion of the IPO.

  In August and September 1998, the Company entered into agreements, effective upon consummation of the IPO, to convert outstanding warrants to acquire 107,687 shares of common stock issued in connection with the Bridge Units in exchange for 30,836 shares of common stock (the "Warrant Conversions").

  In August and September 1998, the Company renegotiated the terms of an aggregate of $187,500 in outstanding notes payable with the note holders. Under the revised terms, the Company was required to re-pay one-half of the face value of the notes and accrued interest in cash upon the closing of the IPO. The remaining one-half of the face value of the notes would bear interest at 12% per annum and would become due and payable on June 30, 1999; however because the closing of the IPO did not occur by December 31, 1998, the entire principal amount of the notes became immediately due and payable on such date. In January 1999, the note holders agreed to waive such

                               DIGITAL LAVA INC.

default and in consideration the Company has agreed to pay the entire principal amount of such notes, and accrued interest, at the closing of the IPO.

  In September 1998, the Company's stockholders authorized the Company to amend its Certificate of Incorporation to effect a 1 for 9.139 reverse stock split applicable to all issued and outstanding shares of the Company's common and preferred stock. The Company intends to effect the amendment to its Certificate of Incorporation immediately prior to the completion of its IPO. All common and preferred shares, stock options, warrants and related per share data reflected in the accompanying financial statements and notes thereto have been adjusted to give retroactive effect to the stock split.

  In September 1998, the Company's shareholders authorized the Company to amend its Certificate of Incorporation to change the conversion rate of the series B and C convertible preferred stock to 20.3099 to 1 and 19.3702 to 1, respectively. In addition, the holder of the series C convertible preferred stock agreed to cancel warrants to acquire 16,413 shares of common stock issued in August 1997 in connection with the waiver of the anti-dilution protection provision on the series C convertible preferred stock. The Company intends to effect the amendment to its certificate of incorporation immediately prior to the completion of its IPO.

  In September 1998, effective upon completion of the IPO, officers of the Company have agreed to return 11,028 shares of common stock and 8,822 shares of series A convertible preferred stock to the Company. The Company will cancel the returned shares.

13. Unaudited Pro Forma Information

  Upon completion of the Company's IPO, all shares of the Company's convertible preferred stock and certain debt, accrued interest and warrants will convert into Common Stock of the Company. The unaudited pro forma balance sheet has been presented assuming such conversions had occurred on September 30, 1998 and reflects the following items:

 Return of shares by officers of the Company

  As described in Note 12, certain officers of the Company have agreed to return 8,824 and 11,030 shares of Common Stock and series A preferred stock, respectively, to the Company. The pro forma balance sheet reflects the return and cancellation of such shares as if it had occurred on September 30, 1998.

 Conversion of series A convertible preferred stock

  Each share of the Company's series A convertible preferred stock will automatically convert into ten shares of Common Stock upon completion of the IPO. The pro forma balance sheet presented reflects the conversion of the 79,760 shares of series A convertible preferred stock outstanding on a pro forma basis at September 30, 1998 into 797,600 shares of Common Stock.

                               DIGITAL LAVA INC.

 Conversion of series B-1 convertible preferred stock

  Each share of the Company's series B-1 convertible preferred stock was initially convertible into ten shares of Common Stock. As discussed in Note 6, the conversion prices of the series B-1 stock is subject to anti-dilution protection for issuances of additional equity shares by the Company, and as of September 30, 1998, each share of series B-1 stock will automatically convert into 21.9335 shares of Common Stock upon completion of the IPO. The pro forma balance sheet presented reflects the conversion of the 930 shares of series B-1 convertible preferred stock outstanding at September 30, 1998 into 20,411 shares of Common Stock.

 Conversion of series B&C convertible preferred stock

  Each share of the Company's series B and C convertible preferred stock was initially convertible into ten shares of Common Stock. As discussed under "Recapitalization" in Note 12, the Company's shareholders authorized the Company to change the conversion rate on the series B and C convertible preferred stock to 20.3099 to 1 and 19.3702 to 1, respectively. The pro forma balance sheet reflects the conversion of the 5,552 and 3,283 shares series B and C convertible preferred stock outstanding at September 30, 1998, respectively, into 177,151 shares of Common Stock. In addition, the pro forma balance sheet reflects the fair value of the incremental number of 92,062 additional common shares issued to the holders of the series B and C convertible preferred stock resulting from the change in conversion rates as a dividend.

 Conversion of certain debt, accrued interest and warrants

  As more fully described under "Recapitalization" in Note 12, the Company renegotiated the terms of certain outstanding promissory notes. The pro forma balance sheet presented reflects the conversion of $1,416,000 in principal amount of such notes, $405,704 of accrued interest and warrants to acquire approximately 335,716 shares of Common Stock at a weighted average exercise price of approximately $6.01 per share into 849,600 shares of Common Stock. The pro forma balance sheet also reflects the recording of an extraordinary loss in the amount of $3,563,794 based upon the difference between the fair value of the (a) notes, accrued interest and warrants returned to the Company, and (b) the common stock issued in exchange.

 Conversion of outstanding warrants

  As described in Note 12, the Company has entered into agreements to convert outstanding warrants to acquire 107,687 shares of Common Stock into 30,836 shares of common stock. The pro forma balance sheet reflects the conversion of such warrants as if it had occurred on September 30, 1998.

  For the periods ended December 31, 1997 and June 30, 1998, the pro forma basic and diluted loss per share reflecting the recapitalization would have been $(4.01) and $(1.50), respectively. The pro forma weighted average shares outstanding at December 31, 1997 and September 30, 1998 would have been 1,848,586 and 2,094,866 respectively.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this Prospectus. You must not rely on any unauthorized information. This Prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. The information in this Prospectus is current only as of the date of this Prospectus.

[Logo of Digital Lava appears here]

                               Digital Lava Inc.

                                1,200,000 Units

                     (Each Unit Consisting of Two Shares of
                    Common Stock and One Redeemable Warrant)

                             DIRKS & COMPANY, INC.

                               February 17, 1999

Until March 14, 1999 (25 days after the date of this Prospectus) all dealers that buy, sell or trade these securities, whether or not participating in this offering, may be required to deliver a Prospectus. This is in addition to the dealers' obligation to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.